Exhibit 96.1

S-K 1300 Technical Report Summary on the Initial Assessment of the Mineral Resources on the McDermitt Lithium Project, Oregon, USA

Prepared for:

HiTech Minerals Inc.

Prepared by:

H&S Consultants Pty. Limited

Kevin Martina, P.Eng., Fluor Enterprises, Inc.

Report Date: May 27, 2026

Document Distribution

S-K 1300 Technical Report Summary on the Initial Assessment of the Mineral Resources on the McDermitt Lithium Project, Oregon, USA

Prepared for

HiTech Minerals Inc.

200 Jaca Dr.,

McDermitt, NV 89421

Prepared by

H&S Consultants Pty. Limited

Kevin Martina, P.Eng., Fluor Enterprises, Inc.

Report Date: May 27, 2026

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	ii

Table of Contents

1	Executive Summary	1-1
1.1	Introduction	1-1
1.2	Terms of Reference	1-1
1.3	Mineral Tenure	1-1
1.4	Geology and Mineralization	1-3
1.5	Status of Exploration	1-3
1.6	Metallurgical Testwork	1-3
1.7	Mineral Resource Estimates	1-4
1.8	Conclusions	1-6
1.9	Opportunities	1-6
1.10	Risks	1-6
1.11	Recommendations	1-6

2	Introduction	2-1
2.1	Introduction	2-1
2.2	Terms of Reference	2-1
2.3	Qualified Persons	2-1
2.4	Personal Inspections of the Property	2-1
2.5	Sources of Information	2-1

3	Property Description	3-1
3.1	Property Location	3-1
3.2	Mineral Rights	3-1
3.3	Surface Land Use	3-6
3.4	Royalties	3-6
3.5	Permitting and Environmental	3-6
3.6	Native American Heritage	3-7
3.7	Other Significant Factors and Risks	3-8

4	Accessibility, Climate, Local Resources, Infrastructure, and Physiography	4-1
4.1	Accessibility	4-1
4.2	Climate	4-1
4.3	Local Resources and Infrastructure	4-1
4.4	Physiography	4-2

5	History	5-1
5.1	Historical JORC Mineral Resource and Ore Reserve Estimates (Context Only)	5-1
5.2	Historical JORC Pre-feasibility Study (Context Only)	5-2

6	Geological Setting, Mineralization, and Deposit	6-1
6.1	Regional Geology	6-1
6.2	Local and Property Geology	6-1
6.3	Mineralization	6-7
6.4	Deposit Type	6-8

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	iii

7	Exploration	7-1
7.1	Exploration Work	7-1
7.2	Drilling	7-1
7.3	Hydrogeological Characterization	7-3
7.4	Geotechnical	7-3

8	Sample Preparation, Analysis, and Security	8-1
8.1	Site Sample Preparation Methods and Security	8-1
8.2	Laboratory Sample Preparation Methods	8-1
8.3	Analytical Procedures	8-1
8.4	Density	8-1
8.5	Quality Assurance and Quality Control Programs	8-2
8.6	QP’s Opinion on Data Adequacy	8-9

9	Data Verification	9-1
9.1	Geology and Mineral Resource Data Verification	9-1
9.2	Mineral Processing Data Verification	9-4
9.3	QP Opinion on Data Adequacy	9-5

10	Mineral Processing and Metallurgical Testing	10-1
10.1	Introduction	10-1
10.2	Sample Selection	10-1
10.3	Metallurgical Testing	10-2
10.4	Recovery Estimates	10-10
10.5	Deleterious Elements	10-11
10.6	QP’s Opinion on Data Adequacy	10-11

11	Mineral Resource Estimates	11-1
11.1	Database	11-1
11.2	Geological Interpretation	11-1
11.3	Exploratory Data Analysis	11-3
11.4	Density	11-4
11.5	Variography	11-5
11.6	Estimation	11-7
11.7	Validation	11-7
11.8	Classification	11-12
11.9	Commodity Pricing	11-14
11.10	Reasonable Prospects for Economic Extraction	11-14
11.11	Mineral Resource Statement	11-16
11.12	Mineral Resource Uncertainty Discussion	11-16
11.13	QP Opinion Statement	11-16

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	iv

12	Mineral Reserve Estimates	12-1

13	Mining Methods	13-1

14	Process and Recovery Methods	14-1

15	Infrastructure	15-1

16	Market Studies	16-1

17	Environmental Studies, Permitting, and Plans, Negotiations, or Agreements with Local Individuals or Groups	17-1

18	Capital and Operating Costs	18-1

19	Economic Analysis	19-1

20	Adjacent Properties	20-1
20.1	Thacker Pass	20-1

21	Other Relevant Data and Information	21-1

22	Interpretations and Conclusions	22-1
22.1	Mineral Tenure, Surface Rights and Encumbrances	22-1
22.2	Geology and Mineralization	22-1
22.3	Exploration Data	22-1
22.4	Mineral Resource Estimates	22-1
22.5	Mineral Processing and Metallurgical Testing	22-1
22.6	Opportunities	22-1
22.7	Risks	22-2

23	Recommendations	23-1
23.1	Summary	23-1
23.2	Geology and Mineral Resources	23-1
23.3	Metallurgical Testwork	23-1
23.4	Initial Assessment on the Economic Viability of Mineral Resources	23-1
23.5	Cost Summary of Recommended Work	23-2

24	References	24-1

25	Reliance on Information Provided by Registrant	25-1
25.1	Legal Matters	25-1
25.2	Environmental	25-1
25.3	Marketing	25-1

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	v

List of Tables

Table 1.1:	Mineral Resource Estimate (above 1,000 ppm Li cut-off grade)
Table 1.2:	Pit Optimization Input Parameters
Table 2.1:	QP and Third-Party Firm Who Prepared this Report
Table 3.1:	Mining Claims
Table 5.1:	Historical JORC Mineral Resource and Ore Reserve Estimates for the McDermitt Project (Context Only — Not S-K 1300 Estimates)
Table 7.1:	Summary of Drilling Completed on the Property
Table 8.1:	Summary of the Type and Number of QA/QC Samples by Drill Campaign
Table 8.2:	Summary of CRMs Used for the McDermitt Lithium Project
Table 8.3:	Summary of CRM Performance
Table 8.4:	Summary of Field Duplicates Performance
Table 10.1:	Metallurgical Testing Laboratories
Table 10.2:	Locked Cycle Acid Consumption and Lithium Extraction
Table 10.3:	2023-2024 Sample Head Assays
Table 10.4:	Crushing Work Index, USC and Density
Table 10.5:	Lithium Extraction into Leach
Table 10.6:	Filtrate Assays from Calcium and Magnesium Removal
Table 10.7:	Results of Ion Exchange
Table 10.8:	Recovery Summary by Unit
Table 11.1:	Geological Units of the Stratigraphic Sequence
Table 11.2:	Composite Statistics for Lithium
Table 11.3:	Composite Statistics for Potentially Deleterious Elements within the Sediment Zone
Table 11.4:	Summary of Density Measurements
Table 11.5:	Lithium Variogram Parameters
Table 11.6:	Block Model Set Up
Table 11.7:	Search Strategy
Table 11.8:	Sample and Block Lithium Grade Comparison – Sediment Zone
Table 11.9:	Pit Optimization Inputs
Table 11.10:	Calculated Break-even Cut-off Grades by Unit
Table 11.11:	Mineral Resource Estimate (above 1,000 ppm Li cut-off grade)
Table 20.1:	Mineral Resource Estimate Exclusive of Mineral Reserves
Table 20.2:	Mineral Reserve Statement for Thacker Pass
Table 23.1:	Recommended Works Budget

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	vi

List of Figures

Figure 1.1:	Property Location Map
Figure 3.1:	Project Location Map
Figure 3.2:	Lode Claims Held by HiTech
Figure 3.3:	Placer Claims held by HiTech
Figure 6.1:	Calderas in Relation to Yellowstone Hotspot Track and Columbia River Basalt Province
Figure 6.2:	McDermitt Caldera
Figure 6.3:	Stratigraphic Column (Schematic)
Figure 6.4:	Drill Hole Location Map
Figure 6.5:	North-South Section of the Interpreted Sediment Units (A-A’)
Figure 6.6:	East-West Section of the Interpreted Sediment Units (B-B’)
Figure 6.7:	East-West Section of the Interpreted Sediment Units (C-C’)
Figure 6.8:	McDermitt Caldera Sediment Deposition Schematic
Figure 6.9:	Schematic of the McDermitt Caldera Magmatism and Lithium Mineralization
Figure 7.1:	Drill Hole Location Plan
Figure 8.1:	CRM Standard MEG-Li.10.11 Performance Chart
Figure 8.2:	CRM Standard MEG-Li.10.12 Performance Chart
Figure 8.3:	CRM Standard MEG-Li.10.13 Performance Chart
Figure 8.4:	CRM Standard MEG-Li.10.14 Performance Chart
Figure 8.5:	CRM Standard MEG-Li.10.15 Performance Chart
Figure 8.6:	Blank Performance Graph for Lithium
Figure 8.7:	Field Duplicate Performance Graphs
Figure 9.1:	Drill Hole Collar Marker for MDD001
Figure 9.2:	Core Samples and RC Chip Trays
Figure 9.3	Sample Storage Facility
Figure 9.4	Core Splitting Devices
Figure 9.5:	Sample Recovery Analysis
Figure 10.1:	Particle Size Distribution
Figure 10.2:	Leach Kinetics in Unit 4
Figure 11.1:	Oblique View of Geology Model looking Northwest
Figure 11.2:	Oblique Section Looking North
Figure 11.3:	Lithium (left) and Magnesium (right) Boxplots by Unit
Figure 11.4:	Comparison of Density Data Sets by Depth
Figure 11.5:	Directional Variograms: Top left = Down Hole, Top Right = Northeast-Southwest, Bottom = Northwest-Southeast
Figure 11.6:	Oblique Section Showing Estimated Lithium Grades and Composites (Upper = Constrained; Lower = Regularized)
Figure 11.7:	North-South Section Looking West Showing Estimated Lithium Grades and Composites (Upper = Constrained; Lower = Regularized)
Figure 11.8:	Swath Plot – Easting
Figure 11.9:	Swath Plot – Northing
Figure 11.10:	Swath Plots – Elevation
Figure 11.11:	Grade-Tonnage Curves for Indicated and Inferred Blocks
Figure 11.12:	Resource Classification in Plan
Figure 11.13:	Resource Classification in A-A’ Section
Figure 20.1:	McDermitt Caldera

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	vii

Date and Signature Page

This technical report summary, titled “S-K 1300 Technical Report Summary on the Initial Assessment of the Mineral Resources on the McDermitt Lithium Project, Oregon, USA”, dated May 27, 2026, was prepared by the following:

QP / Third-Party Firm	Report Sections	Signature
Kevin Martina, P.Eng., Fluor Enterprises, Inc.	1.1, 1.2, 1.6, 1.8, 1.9.1, 1.10.2, 1.11, 2, 9.2, 9.3.2, 10, 22.5, 22.6.1, 22.7.2, 23.1, 23.3-23.5, 24	/s/ Kevin Martina, P.Eng May 27, 2026
H&S Consultants Pty. Limited	1.1-1.5, 1.7, 1.8, 1.10.1, 1.11, 2-8, 9.1, 9.3.1, 11, 20-21, 22.1-22.4, 22.7.1, 23.1, 23.2, 23.4, 23.5, 24, 25	/s/ Arnold van der Heyden Managing Director H&S Consultants Pty. Limited May 27, 2026

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	viii

1.	Executive Summary

1.1	Introduction

HiTech Minerals Inc. (HiTech) retained Fluor Enterprises, Inc. (Fluor) and H&S Consultants Pty. Limited (HSC) to prepare a technical report summary (TRS or Report) on the initial assessment (IA) supporting a mineral resource estimate on their McDermitt Lithium Project located in Oregon, USA (Project or McDermitt Project). The Project is an exploration stage property. This TRS was prepared under Subpart 229.1300-Disclosure by Registrants Engaged in Mining Operations (S-K 1300) and Item 601(b)(96) under Regulation S-K.

The property straddles the Oregon-Nevada border approximately 24 km west of the regional town of McDermitt and 120 km northwest of the town of Winnemucca and is accessible via state highways and local roads. Figure 1.1 shows the location of the McDermitt property.

1.2	Terms of Reference

This TRS was prepared for HiTech, a wholly owned subsidiary of Jindalee Lithium Limited (Jindalee). Jindalee is an Australian based company listed on the Australian Stock Exchange (ASX) that is focused on mineral exploration and the early stages of project development. Jindalee has initiated a process to spin-out HiTech and the McDermitt Project into a newly formed company, US Elemental Inc. (US Elemental). US Elemental is expected to continue advancing study and ultimately development of the Project. This Report was prepared to support the listing of US Elemental on a United States (US) national securities exchange and to raise capital for project development.

This Report summarizes the results of an IA and provides information specified in §229.601 paragraphs (b)(96)(iii)(B)(1) through (11) and (20) through (25).

Fluor and HSC have used information from previous mining studies to support this Report. This IA discloses mineral resources and includes assessments of reasonably assumed technical and economic factors necessary to demonstrate that there are reasonable prospects for economic extraction.

Mineral resources are reported in accordance with the definitions of S-K 1300.

The Report uses American English. Unless otherwise specified, monetary amounts are in US dollars and units are metric.

1.3	Mineral Tenure

The McDermitt property comprises overlapping placer and lode claims with a net area of 5,506 ha (Property). All mining claims are situated on US Federal land managed by the Bureau of Land Management (BLM), which is an agency within the US Department of Interior. Title is secured through a series of unpatented mining claims with approximately 85% lying in Oregon on which the mineral resources are located.

The unpatented claims were renewed in September 2025 and remain in good standing. These unpatented mining claims grant the holder rights to all locatable minerals on the property, including lithium, and allow for prospecting, mining or processing operations as well as reasonable incidental uses. As long as obligations outlined by the US Mining Act and its associated regulations are met, the holder maintains a perpetual entitlement to the claims.

There are no royalty interests currently applicable.

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	1-1

Source: WSP, 2026

Figure 1.1: Property Location Map

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	1-2

1.4	Geology and Mineralization

The McDermitt project lies within the northwest side of the McDermitt caldera, a Tertiary-aged volcanic structure.

A heterogeneous sequence of mostly poorly exposed, poorly lithified, predominantly tuffaceous sedimentary deposits accumulated in a lacustrine basin in the caldera following collapse. Lithium deposits formed throughout the intracaldera tuffaceous sediments, probably ca. 14.9 Ma (Henry et al., 2017).

The McDermitt Project lithium mineralization is hosted within a sequence of flat-lying paleo-lake sediments that overlie a basaltic volcanic basement. Geological work has defined a consistent stratigraphic sequence, comprising 12 distinct units of interbedded mudstones and tuffs, along with overlying colluvium. Four of these units (Units 4, 6, 8, and 10) contain elevated lithium grades above 1,000 ppm.

1.5	Status of Exploration

Since locating the claims in 2018, HiTech has drilled 34 core holes (4,514 m) and 33 reverse circulation (RC) holes (4,790 m) on the Property. The five core holes (667m) drilled in 2025 were not used to inform the geological model or mineral resource estimate. The HSC qualified person (QP) compared the results from this drilling with the current model and found they support the interpretation of geology and estimation presented in the Report.

For all drill campaigns prior to 2025, diamond drill core was collected using HQ triple tube (63.5 mm). Drilling conducted in 2025 used PQ core (85 mm diameter) for the purpose of collecting larger samples for metallurgical testing. RC samples were either riffle split (dry) or rotary split (wet) on site.

Analysis of five RC and core holes spaced within 10 m (twins) found pairs demonstrate consistent stratigraphy and unit continuity supporting both drilling methods reliably capture the geological framework. At close spacing, RC holes match the core holes indicating RC grade and thickness to be unbiased when compared to core holes under optimal spatial conditions.

Core logging included color, weathering, grain size, lithology, mineralogy, and veining textures.

Collars for holes drilled prior to 2021 were surveyed by an independent surveyor and the remaining holes were surveyed by HiTech personnel utilizing differential global positioning system (DGPS). All holes have been planned for vertical drilling. Downhole surveying was completed for 33 holes, with all holes demonstrating near-vertical orientation and negligible deviation.

Hydrogeological data is based on wells drilled by others to the north of Disaster Peak Road east of the Property and upon groundwater encountered and airlift volumes from RC drilling.

Geotechnical slope assumptions were based on site observed conditions and reported material strengths and overall slopes in comparable nearby projects. No dedicated geotechnical drilling or strength testing has been completed, though the majority of core holes have been logged for core recovery and RQD values were determined for holes drilled in 2022 and 2025.

Quality assurance and quality control (QA/QC) samples in the form of certified reference materials (CRMs), blanks and field duplicates have been used for all drilling campaigns on which the mineral resource estimate is based.

A site visit was conducted by the HSC QP in April 2026.

1.6	Metallurgical Testwork

Metallurgical testwork for the McDermitt Project has been conducted since 2019 and is ongoing, with programs undertaken at multiple laboratories under the supervision of Fluor since 2023. Testwork evaluated several processing routes, including attrition beneficiation, sulfuric acid leaching, hydrochloric acid leaching, sulfate roasting, and alternative technologies. The current preferred processing route comprises attrition scrubbing, sulfuric acid leaching, solution purification, and lithium carbonate precipitation. The bench test program demonstrates process amenability and provides preliminary design support data.

Samples used for metallurgical testing were derived from core, RC rejects, and bulk composites, with the most recent 2023–2024 program guided by preliminary pit shells intended to represent material expected to be mined during the initial 10-year period. Testing focused on Units 4, 6, 8, and 10, which host the primary lithium mineralization. Mineralogical studies indicate that lithium is hosted by hectorite and preferentially reports to fine fractions, while calcite and other gangue minerals preferentially occur in coarser fractions, supporting beneficiation prior to leaching. Sulfuric acid leaching of beneficiated material achieved lithium extraction typically exceeding 90%, with acid consumption on the order of 500–550 kg H₂SO₄/t of concentrate feed. Bench leach testing demonstrated rapid kinetics and unit specific responses to grind size and acid addition. Lithium recoveries for the different units range from 69.8%-89.5% with an overall average of approximately 83%.

Bulk composite testwork demonstrated effective neutralization, washing, and solution management using countercurrent decantation, with high modeled recoveries. Magnesium and calcium were successfully removed through crystallization and precipitation, followed by ion exchange to reduce divalent and trivalent impurities to below detection limits. Sodium and potassium remain the principal downstream impurities and metallurgical testwork confirming their removal has not yet been completed.

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	1-3

1.7	Mineral Resource Estimates

The mineral resource estimate presented in Table 1.1 assumes open pit mining of mineralized material. The mineralization has been constrained by an optimized pit shell above a 1,000 ppm lithium cut-off, considering a $24,000/t long-term forecast lithium carbonate equivalent (LCE) selling price. Mineral resources are reported in-situ (point of reference). The technical and economic parameters used for pit optimization are summarized in Table 1.2. The current mineral resource estimate for the Project, prepared in accordance with S-K 1300, is the only mineral resource estimate disclosed in, and relied upon for, this TRS and is set out in Section 11~~)~~. Historical mineral resource and ore reserve estimates previously reported under the Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves (Joint Ore Reserves Committee (JORC) Code, 2012 Edition) are described in Section 5 for background and contextual purposes only; they are not S-K 1300 estimates, are not current, have not been independently verified by the HSC QP for purposes of this TRS and are not relied upon herein. There have been no mineral reserves estimated for the Property under S-K 1300 reporting standards.

Table 1.1: Mineral Resource Estimate (above 1,000 ppm Li cut-off grade)

Classification	Tonnes (Mt)	Li (ppm)	Mt LCE
Indicated	1,030	1,450	7.9
Inferred	1,440	1,320	10.1

Notes:

1.	The mineral resource is current as of May 1, 2026 and was prepared by an HSC QP.
2.	Mineral resources were prepared in accordance with the definitions in S-K 1300. No mineral reserves have been estimated on the Property.
3.	Inferred mineral resource estimates are considered too speculative geologically to have modifying factors applied to them that would enable them to be categorized as mineral reserves.
4.	Mineral resources are reported in-situ (point of reference).
5.	Mineral resources are constrained by an open pit shell at an elevated cut-off grade of 1,000 ppm lithium using the following assumptions: lithium carbonate price of $24,000/t; mining cost of $7.08/t mill feed dry; process cost of $79.54/t mill feed dry; G&A cost of $3.76/t; disposal costs of $7.46/t mill feed dry; 89.5% process recovery for Unit 4, 84.6% process recovery for Unit 6, 80.39% process recovery for Unit 8 and 69.8% process recovery for Unit 10; overall slope angle of 42-49 degrees.
6.	HiTech’s attributable interest is 100% of the tonnage and contained metal stated in the table.
7.	Figures may not sum due to rounding.
8.	LCE is lithium carbonate equivalent and the conversion factor for lithium to LCE is 5.323.

Table 1.2: Pit Optimization Input Parameters

Parameter	Units	Value
Lithium Carbonate Price	$/t	24,000
Conversion factor lithium to lithium carbonate	-	5.323
Mining Cost	$/t (mill feed dry)	7.08
Process Cost	$/t (mill feed dry)	79.54
G&A Cost	$/t (mill feed dry)	3.76
Disposal Cost	$/t (mill feed dry)	7.46
Overall Process Recovery Unit 10%		69.8
Overall Process Recovery Unit 8%		80.3
Overall Process Recovery Unit 6%		84.6
Overall Process Recovery Unit 4%		89.5
Overall Slope Angle	Degrees	42 (Weathered) 49 (Fresh)

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	1-4

1.8	Conclusions

The Report has determined that there are reasonable prospects for economic extraction of the mineral resources stated for the McDermitt Project.

1.9	Opportunities

1.9.1	Metallurgical Testwork

Metallurgical testwork suggests the potential for the production of agricultural-grade magnesium sulfate (Epsom salt), magnesium metal, or other related magnesium products as potential value-additive by-products. Additional metallurgical testwork is required to confirm product specifications and recoveries and support evaluations to assess the economic viability of producing magnesium by-products.

1.10	Risks

1.10.1	Legal

The following legal and permitting risks have been identified:

■	Because of the ambiguity regarding whether a lode claim or a placer claim is appropriate for sedimentary hosted lithium deposits such as the type covered by the Property, additional claims may need to be staked to cover portions of the Property to suit mine planning.

■	The McDermitt Project will require numerous Federal, State, and Local permits. As is common with all large mining projects in the US there is expected to be active opposition and legal challenges to the project. Two appeals have been lodged against the Exploration Plan of Operations (EPO) permit, one in District Court and a second that is progressing through the Interior Board of Land Appeals.

1.10.2	Metallurgical Testwork

The following risks associated with metallurgical recovery have been identified:

■	The assumption of an estimated 2% lithium loss applied to the overall process recovery to account for impurity removal and lithium carbonate production unit operations has not yet been verified through dedicated testwork or detailed analysis.

■	Actual lithium losses may exceed the estimate under certain operating conditions given the substantial removal of magnesium and other constituents required to achieve battery-grade product specifications.

1.11	Recommendations

The QPs have made recommendations regarding geology, mineral resources and metallurgical testwork that amount to $5.9 million.

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	1-5

2.	Introduction

2.1	Introduction

HiTech retained Fluor and HSC to prepare a Report disclosing the results of an IA supporting the mineral resource estimate of their McDermitt Lithium Project in Oregon, USA.

2.2	Terms of Reference

This TRS was prepared for HiTech, a wholly owned subsidiary of Jindalee. Jindalee is an Australian based company listed on the ASX that is focused on mineral exploration and the early stages of project development. Jindalee has initiated a process to spin-out HiTech and the McDermitt Project into a newly formed company, US Elemental. US Elemental is expected to continue advancing study and ultimately development of the Project. This Report was prepared to support the listing of US Elemental on a US national securities exchange to raise capital for project development.

This Report summarizes the results of an IA and provides information specified in §229.601 paragraphs (b)(96)(iii)(B)(1) through (11) and (20) through (25).

The mineral resource is based on exploration drilling programs conducted between 2018 and 2025.

Mineral resources were estimated in accordance with the definitions of S-K 1300.

The Report uses American English. Unless otherwise specified, monetary amounts are in US dollars and units are metric.

2.3	Qualified Persons

The content of this Report has been prepared by QPs who are either named individually or by naming the third-party firm comprising mining experts where they were employed at the time the Report was prepared. This Report was prepared by Kevin Martina, P.Eng., Director I, Process/Specialty Engineering, Mining and Metals an employee of Fluor and a QP for the sections of the Report that he is responsible for preparing and HSC, a third-party firm comprising mining experts. Table 2.1 lists the sections of the Report prepared by or contributed to by each.

Table 2.1: QP and Third-Party Firm Who Prepared this Report

QP / Third-Party Firm	Report Sections
Kevin Martina, P.Eng.	1.1, 1.2, 1.6, 1.8, 1.9.1, 1.10.2, 1.11, 2, 9.2, 9.3.2, 10, 22.5, 22.6.1, 22.7.2, 23.1, 23.3-23.5, 24
HSC	1.1-1.5, 1.7, 1.8, 1.10.1, 1.11, 2-8, 9.1, 9.3.1, 11, 20-21, 22.1-22.4, 22.7.1, 23.1, 23.2, 23.4, 23.5, 24, 25

2.4	Personal Inspections of the Property

A 1.5-day site visit was undertaken by the HSC QP between April 14 and 15, 2026. Activities included inspection of the sample storage facility in McDermitt, examination of core and RC chips, and a tour of the project site and geology. A number of drill hole collars were located in the field and compared well with the site contour map. The site visit indicated that geological logging and sampling procedures were appropriate.

QP Martina did not perform a personal inspection as this is a greenfield site with no process facility.

2.5	Sources of Information

A pre-feasibility mining study prepared in accordance with the JORC Code (2012 Edition) (JORC PFS), together with prior mineral resource and ore reserve estimates, were previously completed by, or on behalf of, Jindalee for the McDermitt Project; however, none of that work was prepared in accordance with the requirements of SEC Regulation S-K 1300. Accordingly, the JORC PFS and the historical JORC estimates are referenced for background and contextual purposes only and are described in Section 5.

A list of references and documents used in the preparation of this Report is listed in Section 24. Additional information was requested from HiTech where required, with specific information identified in Section 25.

This is the first TRS filed for the McDermitt Project.

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	2-1

3.	Property Description

3.1	Property Location

The majority of the Property is located in Malheur County, Oregon approximately 24 km west of the regional town of McDermitt straddling the Oregon and Nevada border and 120 km northwest of the town of Winnemucca, Nevada (Figure 3.1).

The Property lies largely within Township 41 South, Range 39 East and Township 40 South, Range 40 East in the Malheur County of Oregon and within Township 47 North, Range 34 East and Township 47 North, Range 35 East in the Humboldt County of Nevada. The Property is approximately centered on UTM Zone 11N, NAD83 412,500 m E (42.020o N latitude) and 4,652,000 m N (118.000o W longitude).

Access to the project site is via Route 95 to the town of McDermitt and then along the local Disaster Peak and Zimmerman Ranch roads to the site.

3.2	Mineral Rights

A mining claim is a parcel of land for which the claimant has asserted a right of possession and the right to develop and extract a discovered, valuable, mineral deposit. This right does not include exclusive surface rights. The surface remains federal property, and the holder only possesses the right to use the surface for activities reasonably incident to mining.

The minerals on Federal lands are divided into three categories, each subject to different laws and regulations:

■	Locatable minerals, which are subject to the Mining Law of 1872, as amended, include gold, silver, copper, lithium and other hard rock minerals,

■	Leasable minerals, such as coal and a host of other commodities, are subject to various Mineral Leasing Acts, and

■	Saleable minerals, such as sand and gravel that are essential to construction and road building, are subject to the Materials Act of 1947, as amended.

Mining claims are staked for locatable minerals on public domain lands. Unpatented mining claims provide the holder with the rights to all locatable minerals on the relevant property. The rights include the ability to use the claims for prospecting, mining, or processing operations and uses reasonably incident thereto, along with the (non-exclusive) right to use as much of the surface as may be necessary for such purposes or for access to adjacent land.

The holder of an unpatented mining claim maintains a perpetual entitlement to the unpatented mining claim, provided it meets the obligations for maintenance of the unpatented mining claims as required by the Mining Act of the United States of America and associated regulations. The principal obligation imposed on the holders of unpatented mining claims is to pay an annual maintenance fee, which represents payment in lieu of the assessment work required under the Mining Act. The annual fee of $200 per claim is payable to the BLM. In addition, a fee of $12 per claim is payable to the county recorder of the relevant counties (i.e. Malheur County in Oregon and Humboldt County in Nevada) where the McDermitt Project unpatented mining claims are located. All claims are in good standing with the BLM and Malheur and Humboldt Counties through to September 1, 2026.

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	3-1

N
MONTANA
OREGON
IDAHO
McDermitt Project Site
NEVADA
UTAH
Sacramento
San Francisco
CALIFORNIA
Las Vegas
Los Angeles
San Diego
ARIZONA
Phoenix
Boise
Malheur
County
McDermitt Project Site
Oregon
Nevada
McDermitt
Humboldt
County
Winnemucca
Reno
250
0
Legend
Property Boundary
Interstate
Water Area

Source: WSP, 2026

Figure 3.1: Project Location Map

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	3-2

The holder of unpatented mining claims maintains the right to extract and sell locatable minerals subject to regulatory approvals required under Federal, State and local law. Such approvals and permits include approval of a Plan of Operations (PoO) by the BLM and Federal and State (potentially both Oregon and Nevada) environmental approvals.

There are two types of claims that can be made for locatable minerals under the Mining Law: lode claims and placer claims.

3.2.1	Lode Claims

Lode claims cover veins or lodes having well-defined boundaries and also include large volume, disseminated mineral deposits.

3.2.2	Placer Claims

Placer claims cover all those deposits not subject to lode claims. Originally, placer claims included only deposits of mineral-bearing sand and gravel containing free gold or other detrital minerals. By Congressional acts and judicial interpretations, many non-metallic bedded or layered deposits, such as gypsum and high-calcium limestone, are located as placer claims.

3.2.3	HiTech Mining Claims

Due to the nature of the deposit, there is some ambiguity regarding whether a lode claim or a placer claim is appropriate for sedimentary hosted lithium deposits such as the type covered by the Property. To minimize this risk, HiTech has registered placer claims over lode claims in areas containing Indicated mineral resources on the east side of Payne Creek where the first stages of any mining are expected. This practice is known as double staking. As geological knowledge of the deposit increases, the area covered by Indicated mineral resource classification (or higher) is likely to increase and it may be necessary to make additional placer claims.

HiTech holds a series of 888 unpatented mining claims, including 440 lode claims and 448 placer claims, as shown in Figure 3.2 and Figure 3.3, respectively. To minimize the risk that claims will be held invalid because they are incorrectly characterized as lode or placer, HiTech has over-staked the area of the mineral resource estimate resulting in a net area of approximately 5,506 ha (Table 3.1). All claims are current and valid through September 1, 2026, with renewals required on an annual basis.

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	3-3

Lode Claims

N
410000
415000
4655000
4650000
Legend
EPO Boundary
Lode claims
Existing Roads
Miles
0
0.5
1
2

Source: Modified after HiTech, 2026

Figure 3.2: Lode Claims Held by HiTech

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	3-4

Placer Claims

405000
410000
415000
4655000
4650000
Legend
EPO Boundary
Placer Claims
Existing Roads
Miles
0
0.5
1
2

Source: Modified after HiTech, 2026.

Figure 3.3: Placer Claims held by HiTech

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	3-5

Table 3.1: Mining Claims

Location	Claim Type	No. of Claims	Area (Acres)	Area (ha)	Claim Reference
Oregon (Malheur County)	Placer	351	7,064	2,858	HTM 16-20, 24-35, 39-55, 59-77, 81-101, 105-125, 130-149, 152-172, 176-195, 199-213, 217-225, 231-235, 238-242, 258-260, 340-342, 348, 349, 355, 356, 362, 363, 369, 376-380, 387-391, 398, 399, 420-445, 448-456, 460-469, 480-493, 496, 497, 500-517, 532-585, 685-687
	Lode	440	9,146	3,701	HTX 1-113,
					HTX 116-442
Nevada (Humboldt County)	Placer	97	1,828	739	HTM 586-682
	Lode	-	-		-
Total	Placer	448	8,892	3,598
	Lode	440	9,146	3,701
	Net	888	13,606	5,506

3.3	Surface Land Use

The primary land use in the Project area is cattle ranching. The entire Project is located on BLM lands that are covered by grazing leases. Current grazing rights are ultimately held by GJ Livestock and the area is actively grazed over several months of the year. As the project progresses HiTech anticipates working closely with GJ Livestock to explore appropriate solutions for potential impacts to their ranching operations.

3.4	Royalties

There are no royalty interests currently applicable.

3.5	Permitting and Environmental

The project is envisioned to be located entirely on Federal lands administered by the BLM in the State of Oregon. In December 2025, the BLM issued approval of the EPO after the completion of an environmental review process required under the National Environmental Policy Act that included publication of a draft Environmental Assessment for public review and consultation with relevant federal, state and local agencies. The EPO Project boundary reflects the extent of areas that are covered under the EPO approval with the opportunity to revisit the boundary when developing the Mine Plan of Operations.

Additional federal, state, and local permits will be necessary to develop and operate the mine. The primary permits required are a Mine Plan of Operations from the BLM and an Operating Permit from the Oregon Department of Geology and Mineral Industries. Both permits require significant cross-functional engagement with a number of other state and federal agencies. Due to the size and nature of the project HiTech expects the Mine Plan of Operations permits from the BLM will require a full Environmental Impact Assessment prior to approval of any mining operations. The Project is not expected to require any Nevada permits at this time.

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	3-6

HiTech has initiated numerous baseline studies to support current and future permitting activities, including:

■	Cultural resources studies and clearance surveys

■	Biological baseline studies, including sage grouse, pygmy rabbits, migratory birds, burrowing owls, monarch butterfly

■	Hydrological baseline reports

■	Web soil survey

■	Socioeconomic baseline reports

■	Drought analysis

The Project is located in recognized sage grouse habitat, and all future disturbance is expected to require mitigation efforts to offset any habitat loss. Prior to the 2025 drilling, HiTech and its supporting biological consultants worked with Oregon Department of Fish and Wildlife to quantify the disturbance impacts and then with a third-party land-bank to purchase approved offsetting mitigation credits. HiTech is currently working through a similar exercise in advance of its planned 2026 drilling. As the Project progresses HiTech expects to evaluate a range of alternative strategies for sage grouse mitigation, including potential for self-performance of mitigation activities and/or as collaboration to support habitat restoration projects with nearby landowners.

McDermitt Creek flows along the Nevada/Oregon border immediately adjacent to the Project area. A population of Lahontan Cutthroat Trout (LCT) and are present in the upper reaches of McDermitt Creek, upstream of the project. LCT are a listed Threatened species under the Federal Endangered Species Act. All HiTech activities are planned well downstream of the LCT population (with no LCT in the Project area).

There have been no significant violations or fines on the Property.

3.6	Native American Heritage

The Project location has an important element of Native American history. There are multiple federal and state laws that establish responsibilities to consider, protect, and enhance historical properties and other resources that may be affected by actions at the site. These requirements include pre-disturbance clearance surveys, established guidelines on treatment of any identified Native American artifacts or historical sites, protection of grave sites, and requirements on engagement and collaboration with affected Tribes.

There are three primary Tribes that have expressed interest in the Project, hereinafter referred to as “the Tribes”:

■	The Fort McDermitt Paiute and Shoshone Tribe

■	The Duck Valley Shoshone and Paiute Tribe

■	The Burns Paiute Tribe

A Programatic Agreement is currently in place between HiTech, the BLM, and the Tribes. This agreement outlines guidelines for engagement with the Tribes and sets requirements for a range of activities, including cultural studies, clearance activities, and tribal monitoring. HiTech is in-process working through activities outlined in the Programatic Agreement. The company intends to continue ramping up engagement and involvement with the Tribes to ensure Tribal concerns are understood and appropriately addressed.

3.7	Other Significant Factors and Risks

To date, HiTech has not identified any significant factors and risks that would prevent HiTech from performing work on the Property other than what has described in this Report.

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	3-7

4.	Accessibility, Climate, Local Resources, Infrastructure, and Physiography

4.1	Accessibility

The Project is located approximately 24 km west of State Highway 95 near the town of McDermitt on the Oregon-Nevada border. Road access to the Project is obtained by traveling north on the paved Route 95 from Winnemucca, Nevada for approximately 120 km to the town of McDermitt and then traveling west on Cordero Mine Road for approximately 7.5 km, to the intersection with Disaster Peak Road and then traveling approximately 21 km to the Project location via gravel and dirt roads. Currently, much of the road is single track and in an unsealed condition with limited creek crossings in the form of culverts.

The nearest railroad access is in Winnemucca, owned and maintained by Union Pacific. There are no nearby rail lines in Oregon.

A public-use airport with a single airstrip serves the community of McDermitt. A larger airport with two runways is located at Winnemucca. The closest major center is Boise, Idaho, approximately 295 km northeast of McDermitt and is serviced by a domestic airport. Reno, Nevada, approximately 385 km southwest of McDermitt is serviced by an international airport.

4.2	Climate

The Project is in a semi-arid region with a climate typical of the Great Basin, characterized by warm, dry summers, and cool winters. Climate is controlled predominantly by the Cascade Ranges to the west and northwest, and the prevailing winds are from the northwest. Summer daytime temperatures are generally in the upper 20s and low 30s degrees Celsius (°C) and winter daytime temperatures average from -2°C to 2°C. Annual precipitation at the site is approximately 21 cm of rain and 50 cm of snow based on the McDermitt weather station, located approximately 32 km southeast of the Project area.

It is expected that any future mining operations in the Project area will be year-round.

4.3	Local Resources and Infrastructure

The mine will be located in Oregon, with a suitable site for processing facilities identified within existing mining claims in the state.

Water is expected to be sourced by the purchase and transfer of existing water licenses. Power is expected to be supplied from the 115 kV transmission line that runs parallel to State Highway 95, potentially supplemented by on-site power generation.

The surrounding regional community is an active mining area with a workforce and supplies expected to be sourced locally, augmented by a drive in/drive out labor force. Local accommodation will be sourced or built for the construction and operations workforce.

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	4-1

4.4	Physiography

The Project is located generally on an alluvial fan bounded along the west and north by the Oregon Canyon Mountain Range and gentle rolling hills to the south. It lies within the Quinn River Valley which is a northeast southwest trending structural trough bounded on the west and east by uplifted blocks lying in the Basin and Range Physiographic Province. The northern and southern boundaries are constrained by low lying hills. The alluvial fans throughout the area generally range between 1% and 5% relief and slope to the south towards McDermitt Creek.

Elevations of the claim boundary where a pit would be located vary between 1,550 m and 1,700 m.

Cowboy Creek, Mine Creek, and Payne Creek intersect the resource area and are within deep incised draws 20 m to 50 m deep with side grades anywhere from 10% to 60% with the steeper slopes typically on the eastern side of the draws. McDermitt Creek runs along the southern edge of the Project with Sage Creek and Riser Creek contributing to it from the south with similar features to those going through the area. Grades in drainages typically range between 1% and 2% with upper reaches having grades up to 6%.

Vegetation within the Project area is predominantly composed of low-lying sagebrush and extensive grasslands, which are typical of the semi-arid environments found throughout the Great Basin region. The sagebrush provides ground cover and habitat for local wildlife, while the grasslands fill the open spaces between shrubs. In addition to these primary plant communities, the area may also feature scattered patches of other drought-resistant plants adapted to the dry climate and variable topography, such as those found along creek draws and drainage areas.

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	4-2

5.	History

The McDermitt area has a long history of mineral exploration and development, primarily focused on mercury and uranium deposits. The Project location is immediately adjacent to the Opalite Mine, a now-closed mercury mine that was operated from 1926 through the mid-1960’s. The general area is still actively in use by rock-hounds and gem collectors, though most efforts are focused closer to the rim of the caldera and away from the clay deposits.

Lithium-rich sediments were first discovered by Chevron Minerals Inc. during condemnation drilling for uranium in the western part of the McDermitt Caldera (Castor and Henry, 2020). The US Geological Survey then expanded their exploration work and extended mineralization into the northern part of the caldera in 1979 (Glanzman and Rytuba, 1979).

Western Lithium Corporation previously held mining claims on the Property but these were relinquished without undertaking any drilling as the company focused its efforts on other areas. Western Lithium Corporation merged with Lithium Americas Corporation and is currently constructing the Thacker Pass project which is focused on the development of similar deposits at the southern end of the McDermitt Caldera.

HiTech located and recorded their first placer claims with the BLM in 2018 acquiring additional placer claims in 2019, 2021 and 2023. Lode claims were located and recorded with the BLM in 2021, 2022 and 2023. There are no known previous operators for the mineral claims registered to HiTech, and there is no known focused lithium exploration in the immediate vicinity of the project.

5.1	Historical JORC Mineral Resource and Ore Reserve Estimates (Context Only)

Prior to the preparation of this TRS, the Project was the subject of mineral resource and ore reserve estimates prepared under the JORC Code (2012 Edition) and reported by Jindalee to the Australian Securities Exchange (ASX). These historical estimates were prepared for, and disclosed under, the JORC Code; they were not prepared in accordance with SEC Regulation S-K 1300 and have not been independently verified by the QPs for purposes of this TRS. They are summarized below for background and contextual purposes only and should not be assumed to be current. The current mineral resource estimate for the Project, prepared in accordance with S-K 1300, is the only mineral resource estimate disclosed in, and relied upon for, this TRS and is set out in Section 11 (see also Section 1.7).

A maiden JORC mineral resource estimate for the McDermitt Project was first reported by Jindalee in 2019. The most recent JORC mineral resource estimate, which superseded the prior estimate, was released to the ASX on 27 February 2023 and was developed by HSC. The estimate was reported at a 1,000 ppm lithium cut-off grade and totaled approximately 3,000 Mt at an average grade of 1,340 ppm Li, classified as Indicated and Inferred mineral resources under the JORC Code (2012).

A maiden probable ore reserve under the JORC Code (2012) was released to the ASX in connection with the November 2024 pre-feasibility study (the JORC PFS) and was prepared by Cube Consulting Pty Ltd. The probable ore reserve was reported at a 1,000 ppm lithium cut-off grade and totaled approximately 251 Mt at a run-of-mine processed grade of 1,751 ppm lithium, derived from the Indicated portion of the February 2023 JORC mineral resource estimate (Cube Consulting, 2024). The JORC ore reserve is a historical estimate prepared under the JORC Code (2012) and is not a mineral reserve under S-K 1300. No mineral reserves have been estimated for the Property under S-K 1300, and none are disclosed in this TRS, consistent with Section 11 and Note 2 to Table 1.1.

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	5-1

The historical JORC estimates summarized above and in Table 5.1 are not S-K 1300 estimates, have not been independently verified by the QPs for purposes of this TRS, should not be assumed to be current, and should not be assumed to reconcile to the current S-K 1300 Mineral Resource estimate set out in Section 11. The QPs have not undertaken any reconciliation of the historical JORC Mineral Resource or Probable Ore Reserve to the current S-K 1300 Mineral Resource. Differences in classification criteria, cut-off methodology, modifying factors, geological model vintage, and the underlying drillhole database between the historical JORC work and the current S-K 1300 estimate mean that the figures are not directly comparable.

Table 5.1: Historical JORC Mineral Resource and Ore Reserve Estimates for the McDermitt Project (Context Only — Not S-K 1300 Estimates)

Estimate (Historical — JORC Code, 2012)	Reporting Date	Author	Classification	Tonnage (Mt)	Li Grade (ppm)	Contained LCE (Mt)
Mineral Resource Estimate	27 February 2023	HSC	Indicated	1,470	1,420	11.1
Mineral Resource Estimate	27 February 2023	HSC	Inferred	1,540	1,270	10.4
Mineral Resource Estimate	27 February 2023	HSC	Total (Indicated + Inferred)	3,000	1,340	21.5
Maiden Probable Ore Reserve	19 November 2024 (JORC PFS)	Cube Consulting Pty Ltd	Probable	251	1,751	2.34
Notes:
1.	Historical estimates prepared and reported under the JORC Code (2012). These are not mineral resources or mineral reserves as defined under S-K 1300.
2.	Reported at a 1,000 ppm lithium cut-off grade. Grades shown for the probable ore reserve are run-of-mine processed grades.
3.	Source: Jindalee Lithium Limited ASX announcement, 27 February 2023; and Cube Consulting Pty Ltd, McDermitt Lithium Project, Pre-Feasibility Study – Mining, September/November 2024 (Tables 2-1 and 3-3).
4.	The historical estimates have not been independently verified by the QPs for purposes of this TRS. The historical estimates should not be assumed to be current and should not be assumed to reconcile to the current S-K 1300 Mineral Resource estimate set out in Section 11.
5.	Totals may not sum due to rounding.

5.2	Historical JORC Pre-feasibility Study (Context Only)

On 19 November 2024, Jindalee released the results of a pre-feasibility study for the McDermitt Project, prepared by Cube Consulting Pty Ltd and others (the JORC PFS). The JORC PFS was prepared and reported under the JORC Code (2012) and the VALMIN Code (2015) (Australasian Code for Public Reporting of Technical Assessments and Valuations of Mineral Assets), was based on the historical JORC mineral resource estimate referenced in Section 5.1, and supported the JORC maiden probable ore reserve disclosed at the same time. The JORC PFS is referenced in this TRS for background and contextual purposes only and is not relied upon for the S-K 1300 initial assessment.

The JORC PFS is consistent with the framing already adopted in Section 2.5 of this TRS, which records that a mining study was previously completed by Jindalee for the Project but was not prepared in accordance with the requirements of SEC Regulation S-K 1300. The QPs have not audited, verified, or otherwise relied on the technical or economic conclusions of the JORC PFS for purposes of this TRS, and none of the economic results of the JORC PFS (including, without limitation, capital cost, operating cost, production schedule, recovery, revenue, cash flow, net present value, or internal rate of return) are disclosed or relied upon in this TRS. The S-K 1300 initial assessment supporting the current mineral resource estimate is presented in Sections 11 of this TRS and stands independently of the JORC PFS.

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	5-2

6.	Geological Setting, Mineralization, and Deposit

6.1	Regional Geology

The McDermitt caldera is located along the Nevada–Oregon border within the northern Basin and Range Province, a region characterized by Miocene to recent extensional tectonism expressed as north- to northwest-trending normal faults and intervening grabens. The region occupies the southwestern end of the Yellowstone hotspot track and records the earliest major silicic volcanism associated with Yellowstone hotspot activity (Henry et al., 2017).

Regionally, Miocene magmatism coincided with eruption of the Columbia River Basalt Group, particularly the Steens Basalt, which forms the basal Miocene volcanic unit across much of southeastern Oregon and northern Nevada. This flood-basalt volcanism reflects mantle upwelling linked to early hotspot activity and predates northeastward migration of silicic volcanism across the Snake River Plain. Regional crustal extension facilitated magma ascent and emplacement and strongly influenced the distribution and geometry of volcanic centers.

Pre-Miocene basement in the region consists of accreted Paleozoic–Mesozoic terranes and locally preserved Eocene intermediate volcanic rocks, which provide crustal substrates for later Miocene magmatism. Regionally, the McDermitt caldera is part of a broader cluster of mid-Miocene silicic volcanic centers in northwestern Nevada and southeastern Oregon that developed over a relatively short time interval during the initial phase of Yellowstone hotspot volcanism (Figure 6.1).

6.2	Local and Property Geology

The McDermitt caldera is a mid-Miocene collapse caldera formed at approximately 16.4 Ma during eruption of the McDermitt Tuff, a large-volume, compositionally zoned silicic ignimbrite. The caldera is an irregular, north–south–elongate structure approximately 40 km long and 22 to 30 km wide, bounded by arcuate ring-fault systems developed during roof collapse of the underlying magma chamber (Figure 6.2).

Pre-caldera volcanic rocks exposed around the caldera margins include Steens Basalt flows and interbedded early silicic volcanic units. Silicic volcanism preceding collapse was predominantly effusive and compositionally diverse, ranging from metaluminous to peralkaline rhyolite. These units record progressive magma differentiation prior to caldera-forming eruption.

The caldera-forming event produced thick accumulations of intracaldera ignimbrite, representing a substantial proportion of the erupted volume. Caldera collapse was accommodated primarily along discrete ring faults, with total subsidence estimated to be less than approximately one kilometer. There is no clear evidence for multiple nested calderas; instead, McDermitt is interpreted as a single, large collapse structure.

Post-caldera evolution involved development of a closed, internally drained basin. The caldera interior is filled by a succession of tuffaceous lacustrine sediments, rhyolite lava flows, and rhyolite domes, many of which are localized along ring fractures and structural margins. Continued faulting related to Basin and Range extension influenced basin geometry and controlled post-collapse volcanic and sedimentary deposition.

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	6-1

N
WA
120°
ID
0 115° 100 200 300 km
Silicic centers of Yellowstone hotspot track
McDermitt and other 16 Ma calderas. Dotted are other silicic volcanic centers (see Figure 2)
~Sr 0.706 line, Craton margin
Columbia River Basalt Province
Accreted Terrane
45°
Craton
45°
MT
Yellowstone
Newberry
Steens lavas
H
P
T
K
B
OR
CA
NV
O
S
McDermitt caldera
UT
Accreted Terrane
Craton
40°
120°
115°
WY

Source: Modified after Henry et al., 2017

Figure 6.1: Calderas in Relation to Yellowstone Hotspot Track and Columbia River Basalt Province

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	6-2

Source: Modified after Henry et. al. 2017

Figure 6.2: McDermitt Caldera

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	6-3

6.2.1	Stratigraphy

Relogging of drill holes in early 2023 resulted in a consistent stratigraphic sequence being defined for the lake sediments, with a distinct succession of 11 separate units of interbedded mudstones and tuffs, plus overlying colluvium and a basalt basement (Figure 6.3). Figure 6.4 shows a plan of the drill hole locations and the interpreted sediments with Figure 6.5 to Figure 6.7 illustrating the geology interpretation in section.

Note: Colluvium = Unit 20

Figure 6.3: Stratigraphic Column (Schematic)

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	6-4

Source: WSP, 2026

Figure 6.4: Drill Hole Location Map

A
A'
1800
1710
1620
1530
1440
1350
1260
1170
MDRC029
MDRC030
MDD019
MDD017
412543
412574
412604
Legend
Units
colluvium 12 11 10 9 8 7 6 5 4 3 2 1
Fault System
Payne Creek Fault
North Fault
Li_ppm
12 759 1506 2253 3000
Scale: 1:24,000
Vertical exaggeration: 3x
0m 1000m
Location
A: 412543, 4651358
A': 412631, 4657145

Source: WSP, 2026

Figure 6.5: North-South Section of the Interpreted Sediment Units (A-A’)

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	6-5

Source: WSP, 2026

Figure 6.6: East-West Section of the Interpreted Sediment Units (B-B’)

Source: WSP, 2026

Figure 6.7: East-West Section of the Interpreted Sediment Units (C-C’)

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	6-6

6.3	Mineralization

The majority of the Project Area is comprised of intracaldera sedimentary deposits. These deposits are variably lithified and predominately tuffaceous sedimentary rocks that coarsen upward from silicified conglomerate to well-bedded, tuffaceous sandstones. These sedimentary rocks have been determined to be the predominate host for lithium mineralization. The McDermitt Tuff surrounds the Project area and is comprised of peralkaline, aphyric, highly silicic rhyolite to non-peralkaline, abundantly anorthoclase-phyric, high silicic trachydacite, and icelandite (Henry et. al., 2016).

Mineralogical investigations suggest that lithium is associated with the smectite clay mineral hectorite (Na0.3(Mg,Li)3Si4O10(F,OH)2·nH2O, formula source: Mindat.org), and possibly montmorillonite and illite.

Lithium mineralization occurs within a sequence of flat-lying, paleo-lake sediments that overlie a volcanic (basalt) basement within the Tertiary aged McDermitt caldera. The total thickness of these mineralized sediments has not been determined because the top of the mineralized sequence has not been identified on the McDermitt Project claims. The maximum drill hole intersection of mineralized sediments is 216 m and averages 124 m. The primary lithium mineralization occurs within Unit 4, Unit 6, Unit 8, and Unit 10.

The mineralization appears to extend to the Project boundaries and is more deeply incised by topography towards the southeast. There is evidence of a wedge of barren sediments at the base of the sequence coming in from the northeast, and a tongue of low-grade tuff.

A thin layer of colluvium overlies the mineralized sediments in places and the base of these alluvial fans has been defined as a wireframe surface. This material averages around 8.4 m in thickness and ranges between 1.5 m and 21.3 m.

A distinctive geochemical marker horizon was identified in earlier drilling, located around the middle of the stratigraphic sequence with low lithium and magnesium grades, and a distinctive kick in iron assays. This horizon has been identified in most holes and still seems to be relevant; it has a dip of around 1.3° to the southwest in the eastern part of the deposit and dips 2.8° to the east southeast in the western part of the deposit. This unit corresponds to Unit 7 in the 2023 stratigraphic sequence.

Lithium mineralization at McDermitt has a strong stratigraphic control and no obvious folding has been identified to date. A steeply dipping fault has been postulated to occur along the line of the central drainage, trending northwest-southeast, but there is no direct evidence of this in the drilling. Faulting in the McDermitt caldera is typically vertical and all of the drilling is vertical so it is unlikely that faults will be identified in the drilling.

Stratigraphic correlation is important at McDermitt because of the strong stratigraphic control on lithium mineralization. The base of colluvium, top of basement and geochemical marker horizon were all interpreted in the holes that they occur, and these points were used to generate wireframe surfaces of these features. All wireframes, except colluvium, were expanded to cover the entire tenement area. The lake sediments extend laterally over most of the claim area (6.5 km north-south and 6.3 km east-west).

A simplified schematic of sediment deposition within the McDermitt caldera is shown in Figure 6.8.

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	6-7

Source: Modified after Jindalee, 2021

Figure 6.8: McDermitt Caldera Sediment Deposition Schematic

6.4	Deposit Type

Sediment-hosted lithium deposits are a class of continental lithium resources in which lithium is concentrated within fine-grained sedimentary rocks, most commonly lacustrine claystones and volcaniclastic sediments, rather than in hard-rock pegmatites or salar-type brines. These deposits typically form in closed, internally drained basins developed in arid to semi-arid climates and are commonly associated with felsic to bimodal volcanic provinces.

Lithium deposits have been described as lithium-rich claystone in tuffaceous sediments (Castor and Henry, 2020), fluviatile-lacustrine sediments altered to clay minerals (Glanzman et al., 1978), and volcano-sedimentary lithium deposits, a subset of sediment-hosted systems formed in close intracontinental basins (Watts, 2025).

Figure 6.9 shows a schematic of the McDermitt caldera around 16 Ma. Resurgent uplift was centered around the Montana Mountains with only minor volumes of volcanism. Pathways of lithium bearing fluids into the system are indicated by colored arrows: leaching of outflow tuff by meteoric waters (blue), degassing of intracaldera tuff (green), and hydrothermal fluids associated with magmatic resurgence (orange). Lithium bearing fluids associated with degassing of intracaldera tuff and leaching of outflow tuff supplied lithium for smectite mineralization in the whole caldera (Benson et al, 2023).

Work undertaken in the southern half of McDermitt caldera at Thacker Pass and the Montana Mountains, suggests that fluids associated with magmatic resurgence ascended from depth in intracaldera tuff along resurgence fractures, and spread laterally in the caldera lake sediments via microfractures and permeable tephra and carbonate layers, causing illitisation and extreme lithium enrichment in claystones, up to ~2.4 by weight % of lithium (Benson et. al., 2023).

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	6-8

Source: Benson et.al, 2023

Note: 12 x vertical exaggeration

Figure 6.9: Schematic of the McDermitt Caldera Magmatism and Lithium Mineralization

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	6-9

7.	Exploration

7.1	Exploration Work

Lidar data was transformed into a topographic surface in 2021-2022 and the coordinate system used is NAD83 Z11.

Initial surface sampling by Jindalee in 2018 indicated the presence of lithium mineralization in exposures of the McDermitt sediments providing indication of the prospectivity of the north end of the McDermitt caldera.

7.2	Drilling

Since locating the claims, HiTech has drilled 34 core holes (4,514 m) and 33 RC holes (4,790 m) on the Property. The five holes drilled in 2025 have not been used to inform the geological model or mineral resource estimate. A summary of the drilling is presented in Table 7.1 with the drill hole location plan provided in Figure 7.1. The HSC QP has compared the results of the 2025 drilling with the geological model and mineral resource estimate and found that they support the interpretation of geology and estimates presented in this Report.

The interpretation of drill results can be seen in Figure 6.4 to Figure 6.7, Figure 11.2, Figure 11.6, and Figure 11.7.

Table 7.1: Summary of Drilling Completed on the Property

Year	No. of Core Holes	Core (m)	No. of RC Holes	RC (m)
2018	4	358	-	-
2019	9	1,158	1	152
2020	-	-	15	2,307
2021	6	795	6	770
2022	10	1,536	11	1,561
2023	-	-	-	-
2024	-	-	-	-
2025	5	667	-	-
Total	34	4,514	33	4,790

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	7-1

Source: WSP, 2026

Figure 7.1: Drill Hole Location Plan

7.2.1	Drill Methods, Sampling and Logging

For all drill campaigns up to 2025, diamond drill core was collected using HQ triple tube (63.5 mm diameter). Core was cut in half or quartered for sample preparation. Drilling conducted in 2025 used PQ core (85 mm diameter). These holes were used to conduct metallurgical testing with three holes twinned with existing RC holes.

RC samples were either riffle split (dry) or rotary split (wet) on site.

Core logging included color, weathering, grain size, lithology, mineralogy, and veining textures. RQD values were determined for holes drilled in 2022 and 2025, and recovery percent was determined.

7.2.2	Sample Recovery

The average core recovery in 2018 and 2019 was 94%, in 2021 it was 90%, in 2022 it was 89% and in 2025 it was 94%.

If the assumption is made that laboratory sample weights are a reasonable proxy for RC sample recovery, then the average RC sample weight of 3.78 kg suggests high average recoveries for the hole size and sample length.

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7.2.3	Collar Surveys

Collar coordinates were determined by an independent surveyor (Woolpert) for holes drilled from 2018 to 2020. All remaining holes were surveyed by HiTech personnel using a differential GPS.

7.2.4	Downhole Surveys

All drilling on the Project to date has been planned as vertical. Downhole surveying was conducted on 33 of the 62 holes, including 23 core holes and 10 RC holes. Downhole surveys typically measured between 88.5 to 89.9 degrees, and no holes had significant deviation, indicating negligible deviation.

7.2.5	Twin Hole Drilling

There are five core holes that are within 10 m of RC holes (twins). Twin analysis showed strong geological consistency between pairs demonstrating consistent stratigraphy and unit continuity between the core and RC holes. Major grade peaks, troughs and transitions occur within the same lithological units and at similar depths, confirming strong geological continuity and effective stratigraphic resolution by both drilling methods.

Under optimal spatial conditions, RC drilling can be highly representative of core drilling and reliably capture local grade behavior. Comparing lithium grades suggests a slight underestimation of RC assays at elevated values.

7.3	Hydrogeological Characterization

Hydrogeological data is limited to information from wells drilled by others to the north of Disaster Peak Road east of the Property. Available logs and aquifer test data in that area show rocks are of low permeability suggesting storage in the fractured rock aquifers may be limited. Localized secondary permeability caused by fracturing can allow for groundwater to accumulate from infiltration of snowmelt and precipitation. Surface water infiltration is the primary source of recharge for the alluvial valley fill aquifers.

Surface water drainages include McDermitt Creek and the East Fork of the Quinn River conveying water from the surrounding mountains to the north end of the Quinn River valley. Springs exist in the mountain block areas outside the Project area and can contribute to streamflow; however, surface water flows within the valley are driven by precipitation and snowmelt with highest discharges occurring in April.

7.4	Geotechnical

Geotechnical slope assumptions were based on site observed conditions and reported material strengths and overall slopes in comparable nearby projects. No dedicated geotechnical drilling or strength testing has been completed, though the majority of core holes have been logged for core recovery, and RQD values were determined for holes drilled in 2022 and 2025.

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8.	Sample Preparation, Analysis, and Security

8.1	Site Sample Preparation Methods and Security

Two primary methods of sample collection have been used at the McDermitt Project: diamond core drilling and RC drilling. All sampling activities were conducted under the supervision of geologists employed by HiTech.

RC drilling was used to collect samples at nominal 1.52 m intervals. Samples were split in the field using either a riffle splitter for dry samples or a rotary splitter for wet samples. Approximately 2 to 4 kg of material was collected from each sampling interval. All RC samples were placed into individually labeled, consecutively numbered calico sample bags. The RC samples obtained are considered representative of the material drilled.

Sampling of core was generally conducted on nominal 2 m intervals, with adjustments made to accommodate lithological contacts. The recovered core was logged, photographed, cut, and either quarter- or half-core sampled. Some core samples were cut using a diamond saw, while some was split manually using a masonry hammer. The sample was bagged, labeled, and sealed then stored on site in locked sample storage bins provided by ALS Global in Reno, Nevada (ALS) or in the McDermitt shed. ALS subsequently collected the locked bins and transported them to their laboratory in Reno.

8.2	Laboratory Sample Preparation Methods

ALS was used as the primary assay laboratory for the drill programs. ALS is an ISO/IEC 17025-2017-certified Quality Systems Laboratory. ALS participates in the Society of Mineral Analysts round-robin testing. ALS is an independent commercial laboratory without affiliation to HiTech.

ALS dries, mixes, and crushes samples to 70% passing 2 mm to produce coarse crushed sample. The sample is then riffle split to produce a 250 g sample. The 250 g sample is pulverized until 85% passes 75 microns. Samples are then analyzed by inductively coupled plasma mass spectroscopy (ICP-MS) with a four-acid digestion process.

8.3	Analytical Procedures

The prepared pulverized pulp samples by ALS are subjected to a standard four-acid digestion, intended to achieve near-total dissolution of most silicate, oxide and sulfide minerals. This is followed by a conventional ICP-MS analysis. ICP-MS is an analytical technique that uses inductively coupled plasma to ionize the sample. It atomizes the sample and creates atomic and small polyatomic ions, which are then classified according to the element. This provides analytical results for 48 elements, including lithium. The certified analytical results were reported on the ICP-MS determinations.

8.4	Density

Dry bulk density measurements were taken on 119 samples of HQ core drilled in the 2018, 2019, 2021, and 2022 drilling programs.

For the samples collected from the 2018 and 2019 drilling programs, caliper methods were used to determine sample density. Selected samples were wrapped in plastic to prevent moisture loss prior to initial weighing for in-situ measurements. Samples were dried overnight at 105°C, then weighed again at ALS. Density was measured using a caliper method, with core length measured once and diameter measured in four places on each section of core.

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	8-1

More recent samples used a waxed immersion density measurement method. The ALS method for bulk density testing after wax coating, Code OA-GRA09A, determines the bulk density through displacement of water. Samples are coated with paraffin wax as samples are considered to be potentially porous. Effectively, the sample is weighed after drying, coated with paraffin, weighed again, then immersed in a measuring cylinder with gradients. The volume of water displaced is recorded and the bulk density is calculated.

8.5	Quality Assurance and Quality Control Programs

The QA/QC program was applied to all drilling campaigns, including the insertion of standards, blank, and duplicate samples approximately every 20 samples. Umpire check sample assaying was not performed on any of the samples collected from the drilling campaigns.

Table 8.1 summarizes the number and type of QA/QC samples by drill campaign.

Table 8.1: Summary of the Type and Number of QA/QC Samples by Drill Campaign

QA/QC Control Samples		Drilling Campaign
		2018 (357.6 m)	2019 (1,311.5 m)	2020 (2,292.1 m)	2021 (1,564.3 m)	2022 (3,096.6 m)	2025 (667.2 m)
Total Samples per Campaign		214	629	1,923	2,438	1,340	445
QA/QC Sample Type
CRMs	MEG-Li.10.11	3	10	48	18	28	12
	MEG-Li.10.14				15	16
	MEG-Li.10.12				16	7
	MEG-Li.10.13				15	10
	MEG-Li.10.15	8	18	51	72	16	16
Blanks	SiBLANK.21.02	12	33	106	137	74	22
Duplicates	Core Field Duplicate	12	29		33	70	38
	RC Field Duplicate			100	92
Total QA/QC Samples		35	90	205	306	221	88
Percent QA/QC Samples		16%	14%	11%	13%	16%	20%

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8.5.1	Certified Reference Materials

CRMs are used to evaluate the analytical laboratory’s accuracy against a certified value. Assays outside a ±3 standard deviation (SD) tolerance range of the certified value are considered to have failed. The half absolute relative difference (HARD) method was used to assess CRM accuracy. HARD is determined by the following formula and expressed as a percentage:

Where: x1 = certified value, x2 = assay value.

The HARD value indicates the percentage of the difference between the expected value of the CRM and the analyzed value of the CRM. If the HARD value is below 10%, it is considered acceptable. The lower the HARD value, the higher the accuracy between the expected and analyzed value. The half relative difference (HRD) determines the relative differences between the certified and analyzed value and can be positive or negative. The HRD indicates potential biases in the measurements, while the HARD measures overall accuracy.

The Project uses several CRMs of varying grade obtained from Moment Exploration Geochemistry (MEG), as shown in Table 8.2. All the CRMs are composed of material sourced from the Silver Peak Lithium Mine in Nevada. A total of 379 samples were analyzed by ALS.

Table 8.2: Summary of CRMs Used for the McDermitt Lithium Project

Type of Control	Description	Certified Li Value (ppm)
Low-Grade	MEG-Li.10.11	719.5
	MEG-Li.10.14	814.0
Mid-Grade	MEG-Li.10.12	1,189.6
	MEG-Li.10.13	1,178.8
High-Grade	MEG-Li.10.15	1,606.4

A summary of the CRM performance is presented in Table 8.3. Across all standards, analytical accuracy is considered acceptable with average HARD values ranging from 3.3% to 4.7%. CRM MEG-Li.10.11 shows a moderate positive bias, and CRMs MEG-Li.10.12, MEG-Li.10.13, MEG-Li.10.14, and MEG-Li.10.15 exhibit minor to no negative biases. All are within commonly accepted QA/QC thresholds. CRMs MEG-Li.10.12, MEG-Li.10.13, and MEG-Li.10.14 have smaller sample populations, hence the confidence in these standards is moderately reduced due to limited sample size. Overall, the CRM results demonstrate acceptable accuracy across the lithium grade ranges, providing confidence in the results from the laboratory. CRM performance charts for each CRM are presented in Figure 8.2 to Figure 8.5.

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Table 8.3: Summary of CRM Performance

CRM	Type of Control	Count	Failure Count	Percent Failure (%)
MEG-Li.10.11	Low-Grade	123	17	14
MEG-Li.10.14	Low-Grade	31	2	6
MEG-Li.10.12	Mid-Grade	21	0	0
MEG-Li.10.13	Mid-Grade	23	0	0
MEG-Li.10.15	High-Grade	181	1	1
Total		379	20	21

Source: WSP, 2026

Note: Upper limit = +3SD (806.2 ppm); Lower Limit = -3SD (632.8 ppm)

Figure 8.1: CRM Standard MEG-Li.10.11 Performance Chart

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Source: WSP, 2026

Note: Upper limit = +3SD (1462.3 ppm); Lower Limit = -3SD (916.9 ppm)

Figure 8.2: CRM Standard MEG-Li.10.12 Performance Chart

Source: WSP, 2026

Note: Upper limit = +3SD (1448.5 ppm); Lower Limit = -3SD (909.1 ppm)

Figure 8.3: CRM Standard MEG-Li.10.13 Performance Chart

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Source: WSP, 2026

Note: Upper limit = +3SD (1030.9 ppm); Lower Limit = -3SD (597.1 ppm)

Figure 8.4: CRM Standard MEG-Li.10.14 Performance Chart

Source: WSP, 2026

Note: Upper limit = +3SD (1920.8 ppm); Lower Limit = +3SD (1292 ppm)

Figure 8.5: CRM Standard MEG-Li.10.15 Performance Chart

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8.5.2	Blanks

Blank samples are used to assess contamination at both the preparation (coarse blank) and analytical (pulp blank) stage. Samples are considered to have passed if they are within five times the detection limit (5x DL) of the analysis method.

One type of pulp blank sample (SiBLANK.21.02) was used. It was obtained from MEG and consists of grey pigmented quartz material derived from barren silica sand from Lake Mountain, Washington. A total of 382 blank samples were tested by ALS.

The detection limit for the analytical method used for lithium was reported on the ALS certificates of analysis as 0.2 ppm indicating the presence of background levels of lithium in the blank sample. Therefore, 10 ppm and 50 ppm lithium represent the lower limit and upper limit for the purposes of this QA/QC analysis. The SiBLANK.21.02 performance chart generated is presented in Figure 8.6.

Most results fall well below the upper acceptance limit of 50 ppm Li, with a median value of 13.3 ppm. Thirty-seven samples exceed the tolerance threshold, resulting in a 10% failure rate. A cluster of samples plot above the upper acceptance limit, indicating a short interval of elevated lithium in the blank results. These elevated blanks are all associated with the 2020 RC drilling campaign, and their grouping in sequence suggests an episodic, batch-related issue rather than a persistent, long-term laboratory bias. Failures could also be related to the background levels of lithium in the blank material used. Overall, the blank data indicates generally acceptable analytical cleanliness, with moderate confidence and isolated failures that should be considered during future QA/QC analysis.

Source: WSP, 2026

Figure 8.6: Blank Performance Graph for Lithium

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8.5.3	Duplicates

Duplicate samples assess the analytical precision at different stages of the sampling and analytical process. Pulp duplicates assess precision at the laboratory analytical stage; preparation (coarse) duplicates at the sample crushing and preparation stage; and field (twin) duplicates at the sample cutting stage (half or quarter core). For RC drilling, field duplicates are generated by mechanically splitting the sample at the rig using a splitter, and therefore reflect the combined precision of the drilling, sample recovery, and splitting processes, rather than a discrete subsampling step as with the core.

The HARD value indicates the percentage of the difference between the value of the original sample and that of the duplicate. If the HARD value is below 10%, it is considered acceptable. The failure range for each type of duplicate is as follows:

■	Pulp duplicates should have 90% of the samples having less than 10% difference

■	Preparation duplicates should have 80% of the samples having less than 10% difference

■	Field duplicates should have 70% of the samples having less than 10% difference.

A total of 357 field duplicate samples consisting of 165 quarter core field duplicates and 192 RC field duplicates were collected. A summary of the duplicate performance is presented in Table 8.4 and duplicate performance charts presented in Figure 8.7. Overall, the elements analyzed showed good precision, with a mean HARD of 4.16%.

Table 8.4: Summary of Field Duplicates Performance

Type	Count	Failure Count	Percent Failure (%)
RC Field Duplicates	192	22	11
Core Field Duplicates	165	1	1
Total	357	23	6

HiTech did not submit preparation (coarse) or pulp duplicates for analysis and have relied on the ALS internal QA/QC processes for preparation and pulp duplicates. A total of 32 laboratory duplicates were prepared by ALS; this included seven laboratory preparation duplicates and 25 laboratory pulp duplicates. Review of the laboratory duplicates showed high precision for lithium none of the samples falling outside the expected range.

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McDermitt Lithium Project QAQC Analysis

Li vs Li Dupl

	ppm Li	ppm Li Dupl			
Pairs	357	357		Total Mean	1050.029 ppm Li
Mean	1046.676	1053.382	ppm Li	Average bias	-6.706 ppm Li
Minimum	18.800	16.400	ppm Li	Regression slope Y on X	0.97
Maximum	3750.000	3710.000	ppm Li	Maximum HARD	100.00 %
Variance	596578.644	595780.898	ppm Li sq	Average HARD	4.16 %
CV	0.738	0.733		% Average HRD	-0.39 %

Scatter Plot
Li Dupl
Li
Thompson & Howarth Plot
Absolute Difference of Pair
Mean of Pair
100%
50%
10%
HARD Plot
HARD%
Mean of Pair
QQ Plot
Li Dupl
Li
HRD plot
HRD%
Mean of Pair
Cumulative HARD Plot
HARD%
Percentile
90% RANK
10% HARD

Source: WSP, 2026

Figure 8.7: Field Duplicate Performance Graphs

8.6	QP’s Opinion on Data Adequacy

It is the HSC QP’s opinion that the sample preparation, security, and analytical procedures are appropriate and fit for the purpose of establishing an analytical database for use in the estimation of mineral resources as summarized in this TRS.

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9.	Data Verification

9.1	Geology and Mineral Resource Data Verification

9.1.1	Site Visit

A 1.5-day site visit was undertaken by the HSC QP between April 14 and 15, 2026. Activities included inspection of the sample storage facility in McDermitt, examination of core and RC chips, and a tour of the project site and geology.

A number of drill hole collars were located in the field and their location compared well with the site contour map; see an example in Figure 9.1.

Source: HSC, 2026

Figure 9.1: Drill Hole Collar Marker for MDD001

The core inspection showed an interbedded sequence of mudstones and ash tuffs. There appeared to be some ambiguity in the definition of the different lake sediment units, depending on which individual mudstones and tuffs were included or not. It was more difficult to discern the lake sediment units in the RC chips (Figure 9.2). The HSC QP concluded that the stratigraphic succession is somewhat subjective in detail, but the overall sequence appears to be reasonably consistent.

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	9-1

Source: HSC, 2026

Figure 9.2: Core Samples and RC Chip Trays

The Project site tour showed that the thin harder ash tuff units outcrop with some prominence in places, while the softer mudstones are only evident in gullies or other areas of steeper topography.

The sample storage facility is maintained in good order, and it was relatively easy to locate cores, RC chips and other sample materials (Figure 9.3). Core splitting devices used are shown in Figure 9.4.

Source: HSC, 2026

Figure 9.3: Sample Storage Facility

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	9-2

Source: HSC, 2026

Figure 9.4: Core Splitting Devices

In the HSC QP’s opinion geological logging and sampling procedures were appropriate as no obvious issues were uncovered.

9.1.2	Twin Hole Analysis

Lithium assays from five pairs of RC and core drill holes spaced less than 10 m apart were compared to determine the validity of the RC drilling that are used to support mineral resource estimation. Qualitative downhole comparisons showed the same stratigraphic sequences and broadly reproduce the down-hole grade trends, demonstrating strong geological continuity and consistent stratigraphic resolution by both drilling methods.

Results of a statistical comparison showed lithium samples from RC holes adequately reproduce mid-range lithium grades and tend to underestimate high grades. However, at close spacing, RC samples reproduce the grade profiles of the core samples.

Given the strong directional agreement observed between the core and RC drilling, the HSC QP considers the assays produced from the RC drilling are adequate to support mineral resource estimation.

9.1.3	Database

Database verification included spot checks on assay values from original assay certificates and on geological logging. Assay certificates were located for 2018, 2019, 2020, and 2022, and spot checks on assays in the database for two holes from each of these drill campaigns revealed no obvious errors in the database. Assay data is transferred from the laboratory to the database digitally, which minimizes the possibility of errors.

Spot checks on geology logs also revealed no obvious issues.

All drilling at McDermitt has been planned for vertical drilling. Down-hole surveys were completed for a total of 33 holes, with a mix of both core and RC. Survey records showed minimal deviation with limited risk in the opinion of the HSC QP.

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	9-3

The mineral resource estimate database collar surveys for 2018, 2019 and 2020 were checked against the Woolpert survey reports with all coordinates within +/-0.5 m, which the HSC QP considers acceptable. No collar checks are available for the 2021 and 2022 drilling programs, which were surveyed by HiTech personnel. However, high precision differential GPS was used for these surveys and a comparison with detailed topography reveals no obvious issues in collar elevations, indicating that these holes are accurately located.

The HSC QP performed analysis of sample recovery against lithium grades to check if there was any obvious bias in sample grades due to poor sample recovery. Figure 9.5 shows conditional expectation plots of core recovery and laboratory sample weights for RC samples against lithium grade. Conditional expectation divides the data into equal size grade bins so that each point represents the same number of samples.

Source: HSC, 2026

Figure 9.5: Sample Recovery Analysis

The plot of lithium grade against core recovery shows that grade increases with recovery, which in this case suggests a loss of fines that are associated with higher lithium grades.

The plot of lithium grade against laboratory sample weights for RC samples shows a similar trend, ignoring the jump at lowest grades. This assumes that laboratory sample weights are a reasonable proxy for RC sample recovery.

The observed relationship between sample recovery and grade is consistent with a loss of fines that are associated with higher lithium grades. However, the slope of the relationship is very shallow, so the impact is small. Therefore, the HSC QP concludes that poor sample recovery is likely to result in a slight reduction of sample grades but is unlikely to have a significant impact on the mineral resource estimate.

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9.1.4	Mineral Claims

An independent check was made on the CLAIMS website (https://claims-nvdataminer.hub.arcgis.com), where “All data pulled from the BLM’s MLRS database on April 21, 2026”. This shows mineral claims and their status, and a spot check on some HiTech claims showed that they were registered to HiTech and currently active.

9.2	Mineral Processing Data Verification

As part of QP Martina’s analysis, several mathematical checks were performed to validate the metallurgical balances presented in the testwork. The results indicate that the data in the metallurgical reports is consistent with accepted practices of reputable laboratories.

9.3	QP Opinion on Data Adequacy

9.3.1	Geology and Mineral Resources

The site visit indicated that geological logging and sampling procedures were appropriate with no obvious issues uncovered.

Twin hole analysis shows that assays produced from the RC drilling are adequate to support mineral resource estimation.

Checks on the database against available records revealed no obvious issues.

In the opinion of the HSC QP, the data supporting the geology and mineral resources is adequate for the purposes used in this Report.

9.3.2	Mineral Processing

In the opinion of QP Martina, the data supporting the metallurgical testwork is adequate for the purposes used in this Report.

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10.	Mineral Processing and Metallurgical Testing

10.1	Introduction

Metallurgical testwork commenced in 2019 and is currently ongoing. The principal processing routes investigated included beneficiation by attrition and/or flotation, sulfuric acid leaching, chloride leaching, and salt roasting. Testwork has predominately been undertaken by Hazen Research Inc., Colorado (Hazen). Fluor has been involved in the supervision of testwork since 2023. The current processing route follows attrition scrubbing, sulfuric acid leaching, purification, and lithium carbonate precipitation. The metallurgical test program supports project evaluation at this stage by demonstrating process amenability and by providing design support data, while also identifying areas where further optimization and variability testing are required.

10.2	Sample Selection

Several sample campaigns contribute to various metallurgical programs. Hazen’s 2019 testwork used quarter core from hole MDD-004 over the 28 m to 40 m interval. The core was crushed at ALS Laboratories (ALS), Reno, Nevada to 70% passing -2 mm, split into sub-samples, composited at Hazen, and ground to 100% passing 150 µm for testing.

Hazen’s 2020 testwork used crushed core rejects from holes MDD-006 and MDD-012, with a total sample mass of approximately 44 kg. A 1,000 kg Hazen composite, assembled from mineralized intervals from RC holes MDRC-006, MDRC-007, and MDRC-009, was also used for several later programs. An additional sample was prepared using core from MDD-008 between 46 m and 60 m that was prepared by ALS in Reno and Malaga, Western Australia producing a 2 kg sample.

For the 2023–2024 metallurgical testwork program, preliminary pit shells were used to guide sample selection. Pit shell 6 was selected as the basis for identifying material considered representative of likely mining during the initial nominal 10-year period. The material used comprised approximately 633.8 kg sourced from both core (approximately 70%) and bulk rejects (approximately 30%), and covered Units 4, 6, 8, and 10. Attrition and leach testwork was undertaken on individual samples from Units 4, 6, 8, and 10, while purification testwork used a 300 kg bulk composite with weighted proportions intended to reflect the LOM average contribution of Units 4, 6, 8, and 10. The composite proportions were 30% Unit 4, 30% Unit 6, 30% Unit 8, and 10% Unit 10.

QP Martina, agrees the study samples are representative of the principal lithium-bearing units considered to likely occur in the early mine schedule and of the intended bulk composition of starter pit feed; however, additional testing will be required in later stages of study to optimize the overall flowsheet and address potential variability expected across the deposit.

10.2.1	Mineralogy

Several mineralogical investigations have been undertaken. A 2020 Lawrence Berkeley National Laboratory investigation on 1.5 kg of crushed drill core from hole MDD-007 reported that the sample consisted of a colloidal/clay fraction and a sediment fraction. The colloidal/clay fraction, comprising approximately 45.1% of the sample by mass, was reported to be consistent with (Na,Ca)-fluorohectorite. The remaining sediment fraction consisted of calcite, quartz, orthoclase, pyrite, and rutile in decreasing abundance.

Hazen undertook X-ray diffraction (XRD) investigations on the 2019 and 2020 samples. For the 2019 sample, three smectite-group clays were identified, with lithium expected to be associated with montmorillonite and hectorite. Calcite was identified as a subordinate phase, and carbonate analysis indicated approximately 10 wt% calcite. For the 2020 samples, semi-quantitative XRD results were obtained.

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	10-1

A mineral characterization study was completed in 2023 using a 10 kg split of the 1,000 kg Hazen composite. Using automated scanning electron microscopy with energy-dispersive X-ray spectroscopy (SEM-EDS) together with XRD, hectorite was identified as the only lithium-bearing mineral and no illite was identified. The dominant gangue minerals were quartz, K-feldspar, analcime, and calcite, with minor to trace pyroxene, magnetite, pyrite, and pyrrhotite. The lithium host clay minerals preferentially distribute to the -38 µm fraction, whereas calcite preferentially distributes to intermediate coarse fractions as liberated grains. This supports inclusion of a pre-concentration step, such as screening and/or flotation, to remove calcite and reduce sulfuric acid consumption.

10.3	Metallurgical Testing

10.3.1	Metallurgical Laboratories

Principal testing laboratories are detailed in Table 10.1. All laboratories are independent of HiTech.

Table 10.1: Metallurgical Testing Laboratories

Laboratory Name	Location	Work Completed	Certification
Lawrence Berkeley National Laboratory	Berkeley, California	Mineralogical investigation	No known mineralogical laboratory certification
Hazen	Golden, Colorado	XRD, beneficiation, leach, and bulk composite testwork	Analytical certifications from state regulatory agencies and from the US Environmental Protection Agency
FLSmidth	Salt Lake City Operations, Midvale, Utah	Crusher work index testing	ISO-certified metallurgical and mineral processing research laboratories operated under accredited quality, environmental, and safety management systems.
Advanced Terra Testing	Lakewood, Colorado	Point-load testing	AASHTO Accreditation Program
SGS Lakefield Oretest Laboratory	Malaga, Western Australia	hydrochloric acid leach concept work	ISO/IEC 17025:2017 NATA-accredited
ALS	Reno, Nevada Malaga, Western Australia	Sample preparation	ISO/IEC 17025 SCC accredited ISO/IEC 17025:2017 NATA-accredited
Nagrom	Kelmscott, Western Australia	Roasting testwork	No known mineralogical laboratory certification
Pocock Industrial	Salt Lake City, Utah	Dynamic thickener and CCD simulation work testing	No known mineralogical laboratory certification
Northern Analytical Laboratory	Londonderry, New Hampshire	Lithium carbonate assay work	ISO/IEC 17025:2017 Nadcap Accredited

Note: CCD = counter current decantation

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	10-2

10.3.2	Sulfuric Acid Leaching and Attrition

The 2019 Hazen testwork evaluated direct sulfuric acid leaching of non-beneficiated material, with variables, including acid addition, percent solids, temperature, residence time, and lixiviant recycle. In addition, two attrition scoping tests of 15 and 20 minutes were completed to determine whether the clay-rich material might be physically upgraded prior to leaching.

The key result from the 2019 attrition scoping work was that the -10 µm fraction contained 78% of the lithium in 50% of the mass after attritioning, which justified additional beneficiation investigations.

10.3.3	Beneficiation Program

The 2020 Hazen program was performed on crushed core rejects from holes MDD-006 and MDD-012, with a total sample mass of approximately 44 kg with the head sample assayed at 0.232% lithium. The program investigated two beneficiation approaches: attritioning at varying solids concentrations and reverse flotation of carbonates. The attrition tests involved either no attrition or 30 minutes of attrition at varying solids concentrations, without grinding. The reverse flotation tests targeted carbonate rejection from feeds prepared at different particle sizes.

The 2020 beneficiation work confirmed an upside opportunity as it demonstrated that rejection of carbonate-bearing coarse fractions was technically plausible.

10.3.4	Sulfuric Acid Leaching on Beneficiated Product

The 2021 Hazen campaign used the same sample basis as the 2020 Hazen work and focused on sulfuric acid leaching of beneficiated material. The beneficiated feed was the -10 µm fraction produced after attritioning at 30% solids for 30 minutes. Four leach experiments were performed to examine the effects of acid addition and temperature, and two-stage locked-cycle leach tests were completed to determine whether acid requirements could be reduced relative to single-stage leaching.

Hazen concluded maximum lithium extraction was reached at 90 minutes at 50°C and 70°C, and that two-stage leaching did not materially reduce acid requirements compared with single-stage leaching. Acid consumption in the range of 500 kg to 550 kg H2SO4/t of concentrate feed achieved lithium extraction of 94% to 97%. The specific locked-cycle results are presented in Table 10.2. The Cycle 4 result was used in the subsequent comparison of alternative process routes.

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Table 10.2: Locked Cycle Acid Consumption and Lithium Extraction

Cycle	Acid Addition (kg/t)	Acid Consumption (kg/t)	Lithium Extraction (%)
1	548	507	96.8
2	546	547	96.5
3	541	518	94.4
4	546	506	96.0

10.3.5	Chloride Leaching

A separate hydrochloric acid leach concept program was undertaken in 2020 on core from hole MDD-008, interval 46 m to 60 m. Testwork conducted at SGS Lakefield Oretest examined hydrochloric acid leaching of non- beneficiated material to produce a lithium chloride-bearing solution. Testwork included heating the resulting liquor to decompose chloride species and capture off gases for acid recovery.

Hydrochloric acid leaching at 20% HCl and 106°C extracted more than 98% of the lithium, but the leach was non-selective and dissolved multiple gangue elements in addition to lithium. The subsequent heating step to recover hydrochloric acid was broadly successful; however, no further work was advanced on this option as hydrochloric acid was understood to be more expensive than sulfuric acid and more corrosive, which would increase materials-of-construction cost.

10.3.6	Sulphate Roast Testwork

In 2022, Lithium Consultants Australia (LCA) undertook supervised roast-and-water-leach testwork which was undertaken at Nagrom. Work was a sighter program on ROM material focusing on two variables: reagent selection and reagent-to-mineralization ratio. Other potential variables such as roasting temperature, roasting time, Particle Size Distribution (PSD), agglomeration, and moisture content were fixed based on literature values from other lithium clay systems. The mineralized material was blended, reduced to P100 1.7 mm, then ground to P80 125 µm before roasting. Minimal grinding was required because the material was soft.

For the dolomite roast tests, roasting was performed at 1,000°C for 45 minutes. Five tests were run with varying dolomite and anhydrite additions. Reported lithium extraction ranged from 1.77% to 76.77%, with the best result obtained in Test 3, which used 0.02 kg dolomite and 0.08 kg anhydrite per 0.1 kg mineralized material and produced a leach liquor containing 175 mg/L lithium. The residue from the best test contained 220 ppm lithium after leaching. Significant co-extraction of potassium and sodium was also observed, with K:Li and Na:Li ratios of 10.3 and 9.1, respectively. Production of battery-grade lithium chemicals would be difficult without further treatment.

For the sodium sulfate roast tests, roasting was performed at 900°C for 60 minutes. Five tests were completed using different ratios of limestone, gypsum, and sodium sulfate. Reported lithium extraction ranged from 62.48% to 75.68%, with the highest extraction reported for Test 4. That test used 0.04 kg limestone, 0.04 kg gypsum, and 0.04 kg sodium sulfate per 0.1 kg mineralized material, and produced a liquor containing 146 mg/L lithium. Testwork showed that increasing total sulfate content improved lithium recovery, but also records significant co-extraction of sodium and potassium, with a particularly high Na:Li ratio because sodium sulfate was itself added to the roast mix. Sodium sulfate roast was the preferred roast option from this limited program. Further investigation of the remaining roast variables and recycling of leach liquor to raise lithium tenor was recommended.

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LCA, via Nagrom, also conducted sequential leaching to investigate the recycling of the leach liquor to increase the lithium tenor to a concentration at which it can be recovered as a lithium product. Once the lithium product was obtained, Nagrom investigated evaporating the barren liquor to recover the sodium and potassium from the leach liquor as a mixed salt. A roast with this mixed salt was performed and the leaching of the roast product determined the impact of recycling on lithium extraction. Lithium extraction from a counter-current leach and washing process that involved nine leach cycles was 64% and 89% from mixed salt roasting.

10.3.7	Bench Work Program

Bench, bulk, and other testwork programs supporting the historical JORC PFS were carried out at Hazen between 2023 and 2024 under the direction of Fluor. Samples tested represent -250 µm material from Units 4, 6, 8, and 10 that will be mined in the first 10 years of production representing a 30%, 30%, 30%, 10%, respectively. The bench program was intended to evaluate concentration, liberation, acid leaching response, and selected physical properties, including crusher work index and point-load strength.

Additional testwork on a composite using material from Units 4 and 6 at a 125 µm cut should be conducted in future studies as pit optimization suggested limiting the process mineralized material to these units.

10.3.7.1	Head Assays and Feed Characterization

A total of 39 analytes were measured on each head sample using Inductively Coupled Plasma Optical Emission Spectroscopy (ICP-OES) with reported grades shown in Table 10.3.

Table 10.3: 2023-2024 Sample Head Assays

Unit	Al (%)	B (%)	C (%)	Ca (%)	F (%)	Fe (%)	K (%)	Li (%)	Mg (%)	Na (%)	P (%)	S (%)	Si (%)	Sr (%)
4	3.48	0.020	1.43	5.3	1.59	1.62	3.3	0.204	4.9	1.15	0.048	0.436	25.3	0.038
6	3.71	0.028	1.35	5.05	1.66	1.92	3.2	0.205	5.31	1.13	0.027	0.249	24.6	0.038
8	4.06	0.022	1.25	4.78	1.33	2.07	2.99	0.152	4.27	1.36	0.025	0.249	24.6	0.035
10	4.53	0.018	1.3	4.72	1.28	2.2	2.79	0.155	3.63	1.49	0.022	0.714	25.1	0.034

Aluminum, iron, potassium, sodium, calcium, and magnesium are the principal acid-consuming or solution impurity species of interest. Boron and fluorine were specifically monitored because they are potential concerns in analogous sediment-hosted lithium projects. Boron is a contaminant that will remain in solution and eventually contaminate the final lithium carbonate product; however, it is easily removed with an Ion Exchange (IX) removal circuit.

Fluorine is of concern because it can volatilize in hot sulfuric acid leach solutions. With high concentrations of fluorine observed in the head sample, the testwork program was modified to capture leach off gases and determine if and how much fluorine reports to the off gas.

10.3.7.2	Attrition Simulation and Assay-by-Size Procedure

The proposed front-end process receives ROM material, crushes entrained rock to -25 mm, slurries the material, and subjects it to vigorous attrition before wet screening. As a log washer was not available at laboratory scale, Hazen simulated the attrition step in a 28-L attrition scrubber for 30 minutes at 30% solids. After attrition, the material was wet screened and the retained masses on each screen were dried, weighed, and assayed to generate assay-by-size data.

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Figure 10.1 shows how the cumulative passing by particle size (hence recovery through the attrition step) varies for mass, lithium, magnesium and calcium for Unit 4. The -38 µm fraction was predominantly smectite clay and that, on drying, it formed friable clay agglomerates. The figure shows the smaller the cut size, the less mass and the less calcium reporting to the leach circuit. However, magnesium recovery follows lithium recovery very closely and therefore maintaining high lithium recoveries also means high magnesium recovery.

Source: Hazen, 2024

Figure 10.1: Particle Size Distribution

10.3.7.3	Physical Properties: Point Load and Crusher Work Index

Point-load testing was completed on Units 4, 6, 8, and 10 and Crusher Work index (CWi) testing was completed on Units 4, 6, and 8 only, because insufficient suitable material was available for Unit 10. The uniaxial compressive strength (UCS) was determined indirectly from the point load testwork as suitable samples were not available to test directly. FLSmidth completed Bond low energy impact crusher work index tests in November 2023. Results of the point-load testing, reported under ASTM D5731 block/irregular shape testing and relative densities are summarized in Table 10.4.

The crusher work index indicates all units will be easy to crush. The UCS tests show units vary from very weak (Unit 4), to weak (Unit 6) to strong (Unit 8).

Table 10.4: Crushing Work Index, USC and Density

Unit	No. of Specimens	Relative Density (SG)	CWi (kWh/t)	Point Load Strength Index (MPa)	UCS (MPa)
4	21	2.51	6.6	0.6	13
6	12	2.49	5.1	8	155
8	20	2.49	5.3	6	126
10	N/A	N/A	N/A	1	26

Note: N/A – not applicable

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10.3.7.4	Bench Leach Program

A total of 13 desktop leach tests were completed on the -250 µm fraction from sediment Unit 4, 6, 8, and 10 using 90% sulfuric acid. Leaching was carried out for four hours at a temperature of 70oC. Assays were obtained from ICP-OES. Leach conditions used either 500 kg or 850 kg sulfuric acid per tonne of material. Tests at 500 kg/t acid were referred to as low acid leaches with the 850 kg/t acid tests objective to measure lithium extraction and reaction kinetics under excess free acid. There was one leach for the bulk composite at 100% passing 75 µm using 500 kg/t sulfuric acid for four hours at 70oC. This test objective was to determine if finer feed could improve lithium extraction or reaction kinetics. Leach results are summarized in Table 10.5 and leach kinetics for Unit 4, in Figure 10.2 for Unit 4.

Table 10.5: Lithium Extraction into Leach

Unit	Leach Feed (100% passing, µm)	500 kg/t Acid		850 kg/t Acid
		Lithium Extraction (%)	Free Acid (g/L)	Lithium Extraction (%)	Free Acid (g/L)
4	250	96.8%	20	98.7%	81
	75	99.1%	39	N/A
6	250	91.9%	14	99.1%	77
	75	92.1%	29	N/A
8	250	91.5%	14	99.0%	82
	75	90.7%	61	N/A
10	250	89.2%	21	100.0%	91
	75	88.0%	42	N/A
Bulk Composite	250	Calculated 92.9%	N/A	N/A
	75	94.0%	35	N/A

Note: N/A = Not applicable

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Source: Fluor, 2024

Figure 10.2: Leach Kinetics in Unit 4

The leach kinetics are relatively fast. More than 50% of the extraction occurs in the first few minutes of the leach, and substantially all extraction takes place in the first two hours.

Leach kinetics show that finer grinding provided a clear benefit for Unit 4 and little or no benefit for the other units.

Residual acid concentration greater than 20 g/L was preferred. Under the 500 kg/t acid condition, Unit 10 met the preferred residual acid threshold yet still returned the lowest lithium extraction, which could be attributed to the coarser nature of that unit.

Under the 850 kg/t acid condition, reported lithium extraction increased after 120 minutes, with free acid concentrations between 77 and 91 g/L. These tests were intended as bounding cases to establish extraction potential under excess-acid conditions.

Lithium extraction occurred early in the tests. All desktop reactions reached maximum extraction within the allocated four-hour leach period, which concludes that kinetics were controlled more by acid-to-material ratio than by additional grinding.

Overall, the results suggest opportunities for further optimization in later study phases.

10.3.7.5	Off Gas and Solids / Liquor Separation Observations

The presence of fluorine in the head assays raised concern about possible generation of Hydrogen Fluoride (HF) which can report to the off gas during leaching. The process design allows for scrubbing of the gas and it does not pose a risk to the environment, but it could eventually impact cost by necessitating special materials of construction.

Analysis of the off gases and leach residue from all 13 leach tests showed that all fluorine was retained in the filter cake and no detectable concentration of fluorine was observed in the off gas. It was concluded that the fluorine had bonded to a non-dissolvable compound.

The initial low-acid tests were conducted without repulping after filtration and the apparent extraction curves showed a marked decline at the last filtered sample because lithium-rich solution was retained in the filter cake and not fully displaced. Once those samples were repulped and re-filtered, the recoveries returned to the higher values observed earlier in the leach. Industrially, the leach slurry would be neutralized and then washed in a Counter Current Decantation (CCD) circuit before filtration, and therefore the bench-scale observation mainly highlighted the sensitivity of clay-rich residues to wash and displacement efficiency.

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10.3.8	Bulk Composite Testwork / Lithium Purification

In 2024, Hazen completed testwork on a bulk composite of approximately 300 kg that was divided into eight batches that were leached, neutralized, washed and filtered.

10.3.8.1	Leach, Neutralization and Counter Current Decantation

The leaching conditions selected were 550 kg/t acid to ore at 70°C for 240 minutes. The neutralization conditions were limestone addition to a target pH of 6, at 70 °C for ~120 minutes at 10% above stoichiometry. The limestone addition at 10% above stoichiometry was sufficient to achieve neutralization.

Washing lithium rich liquor from the leach residue with a CCD plays an important role in the overall recovery of lithium. Pocock Industrial performed the dynamic thickener testwork and CCD simulation. Residue from two neutralized batches were selected for testing. The dynamic thickening testwork revealed that the assumed settling density of 30 wt% solids for the CCD circuit design is realistic, with testwork values varying between 27 wt% and 32 wt%. The modeled recoveries for an eight sequence CCD was calculated at ~99.9%.

10.3.8.2	Magnesium Sulphate Crystallization

Magnesium can be removed by either crystallization and/or precipitation. Precipitation is the most common technique as magnesium hydroxide (Mg(OH)2) is an insoluble compound that can be generated simply through pH adjustment with lime or similar alkalis. The following tests were completed:

■	Evaporation of the PLS to determine the concentration that triggers calcium sulfate and magnesium sulfate.

■	Evaluation of two-stage evaporation techniques to determine the maximum magnesium concentration achievable before lithium sulfate crystallization begins.

■	Assessment of the grade characteristics of the initial magnesium sulfate precipitate for potential sale as a fertilizer (i.e., Epsom Salts).

The neutralized PLS was first evaporated until only 70 wt% of the starting mass remained. This evaporation step was mainly done to align the laboratory diluted solution with the process design solution before the magnesium sulfate two-stage evaporation process was undertaken. The precipitates formed were filtered and analyzed. The assay shows that a small amount of magnesium and lithium reported to the precipitate and a high concentration of gypsum with 69% and 75% gypsum (wt%) recorded respectively in the first stage precipitates for the two PLS evaporation tests.

Two additional two-stage evaporation-cooling crystallization experiments were undertaken. These experiments were successful in producing magnesium rich (47.8 wt% and 65.9 wt% MgSO4) crystal masses respectively, although the crystal mass contained several other ions, including lithium with the second test not producing hepta-hydrate (Epsom salt).

It was concluded that production of agricultural grade Epsom salt is likely to be achievable, but recrystallization of the salt waste may be needed to purify the crystal waste. Further testwork was conducted by Kemetco under direction from Fluor with indicative positive results achieved and final report pending.

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10.3.8.3	Calcium and Magnesium Removal

After crystallization, the remaining magnesium and calcium are removed by chemical precipitation (softening). Magnesium is removed through pH adjustment by addition of lime, (Ca(OH)2) to create insoluble magnesium hydroxide. Calcium is removed by the addition of sodium carbonate (Na2CO3) to create poorly soluble calcium carbonate.

Table 10.6 summarizes the feed and filtrate assays from the softening process and demonstrates the low levels of magnesium (30 ppm) and calcium (40 ppm) remaining after precipitation. Overall, crystallization and precipitation together removed 99.8% of magnesium and 99.9% of the calcium from solution.

Some lithium reported to the magnesium hydroxide precipitate; however, this is recycled in the main process as a neutralization agent so the lithium is not lost from the circuit.

Table 10.6: Filtrate Assays from Calcium and Magnesium Removal

Element	Feed Liquor (ppm)	Final Filtrate (ppm)
Lithium	780	400
Magnesium	19,300	30
Calcium	360	40

10.3.8.4	Ion Exchange

To meet battery grade lithium carbonate specifications, an ion exchange was tested to further remove the magnesium and calcium. This resulted in reducing the calcium and magnesium content to below detectable limits leaving sodium as the major impurity (Table 10.7).

Table 10.7: Results of Ion Exchange

Valency	Element	Analysis (mg/L)	Note
Trivalent (+3)	Aluminum	<11	Below detection limit
	Iron	<11	Below detection limit
Bivalent (+2)	Calcium	<11	Below detection limit
	Magnesium	<5	Below detection limit
	Manganese	<1	Below detection limit
Monovalent (+1)	Lithium	448
	Potassium	174
	Sodium	38,900

10.4	Recovery Estimates

Lithium recoveries were estimated for each mineralized unit and reflected varying metallurgical performance across the primary processing operations. Recovery estimates assume a front-end beneficiation at 250µm followed by leaching and 2% recovery losses in the final cleanup and precipitation stages. Overall recoveries varied between a high of 89.5% for Unit 4 and a low of 69.8% for Unit 10 as highlighted in Table 10.8.

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Table 10.8: Recovery Summary by Unit

Unit	Beneficiation	Leaching	Cleanup	Overall Recovery
Unit 4	94.4%	96.8%	98.0%	89.5%
Unit 6	94.0%	91.9%	98.0%	84.6%
Unit 8	89.6%	91.5%	98.0%	80.3%
Unit 10	79.8%	89.2%	98.0%	69.8%

10.5	Deleterious Elements

There are several processing factors and deleterious constituents that could materially affect potential economic extraction. Calcite is identified as a high acid-consuming gangue phase. Mineralogical work indicates that calcite preferentially reports to coarser intermediate fractions, supporting pre-concentration to reduce acid consumption. Calcium is described as consuming acid and then largely precipitating as insoluble calcium sulfate. Magnesium is identified as an abundant and relatively expensive gangue element that must be removed to achieve battery-grade lithium carbonate, with the Mg:Li ratio in leach feed described as an indicator of relative cost of lithium recovery from solution.

Boron has also been identified as a potentially serious contaminant because it would remain in solution and could contaminate the final lithium carbonate product. Although boron was detected in the mineralized material, it was not detected in the bulk composite pregnant leach solution; however, the point at which boron was diluted or precipitated is not known and should be tracked in future testwork.

Fluorine is also identified as a concern because it could volatilize in hot sulfuric acid leach solutions and potentially affect materials of construction; however, off-gas testing reportedly showed no detectable fluorine in the off gas, with fluorine retained in the filter cake.

Sodium and potassium are identified as important remaining monovalent impurities in downstream refinery liquor and as potential contaminants of the final product through entrainment, which is why a NaK crystallizer step is contemplated in the flowsheet, although lock-cycle testing of that step was not completed.

10.6	QP’s Opinion on Data Adequacy

The metallurgical test program provides support for project evaluation through assessment of process amenability and generation of data suitable for process design. The program also identifies areas where additional testwork, including optimization and variability testing may be warranted. The testwork is for the current level of reporting to support mineral resource estimation.

Metallurgical testwork for the McDermitt Project was carried out at recognized commercial metallurgical laboratories with experience in processing sedimentary lithium clay deposits. QP Martina has reviewed the testwork program, methodologies, and results and is of the opinion that the testwork was conducted in accordance with industry-standard practices and is appropriate for the current stage of the Project. Based on the evaluation of the metallurgical testwork and the resulting process design, QP Martina has provided recommendations in Section 23 and guidance to support the continued advancement of the Project through subsequent engineering phases.

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11.	Mineral Resource Estimates

11.1	Database

The mineral resource database consists of 29 (3,846 m) core holes and 33 (4,970 m) RC holes drilled between 2018 and 2022. The five holes completed in 2025 were not used for geological modeling or mineral resource estimation. The primary purpose of the 2025 drilling was for collection of large-diameter core samples intended to support expected larger metallurgical test programs, with three of the holes twinned with existing RC to provide a double-benefit of that twin comparison The HSC QP reviewed these 2025 holes with respect to the geological and block model used for the mineral resource estimate and found they generally support the interpretation of geology and are unlikely to have a material impact on the mineral resource estimate.

The mineral resource estimate disclosed in this Section 11 is the only mineral resource estimate prepared under S-K 1300 for the Property and is the only such estimate relied upon for this TRS; historical JORC mineral resource estimate is described in Section 5 for context only and have not been independently verified by the QP for purposes of this TRS.

11.2	Geological Interpretation

Logging identified a succession of 11 separate lake sediment units, plus the overlying colluvium and basalt basement as identified in Table 11.1. HiTech generated a three-dimensional geological model using available tools in Leapfrog Geo as shown in Figure 11.1 and Figure 11.2. HSC reviewed the models and accepted them as reasonable.

Table 11.1: Geological Units of the Stratigraphic Sequence

Unit	Description
1	Basalt basement
2	Interbedded mudstone and ash tuff
3	Ash-lapilli tuff
4	Interbedded mudstone and ash tuff
5	Lapilli tuff
6	Laminated mudstone and ash tuff
7	Ash tuff with few sandy zones
8	Interbedded ash tuff and mudstone
9	Massive ash tuff
10	Laminated mudstone and ash tuff
11	Bedded ash tuff
12	Mudstone and tan ash tuff
20	Colluvium

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The lake sediments have an average thickness of 195 m in the vertical drill hole intersections. The even-numbered units are thicker (average ~26 m) and have higher grades than the thinner odd-numbered units (~6 m). The lake sediments extend laterally over most of the claim area (6.5 km north-south and 6.3 km east-west), as shown in Figure 11.1.

Individual lake sediment units were identified in each hole and joined to form a coherent sequence of flat lying units with an onlapping relationship to basement, as shown in Figure 11.2.

Source: HSC, 2025

Note: 10x vertical exaggeration

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Figure 11.1: Oblique View of Geology Model looking Northwest

Source: HSC, 2025

Note: 10x vertical exaggeration

Figure 11.2: Oblique Section Looking North

11.3	Exploratory Data Analysis

The assay database used for mineral resource estimation contains 5,459 samples. A nominal 2.0-m composite length was used ensuring all sample intervals were incorporated. Consequently, composite length in the sediments ranged from 1.0-to-2.9 m, averaging 2.0 m. Composites honored the boundaries of the three major zones – sediments, colluvium and basement. Summary statistics for the lithium composites by zone are presented in Table 11.2. Table 11.3 summarizes the composite statistics for deleterious elements in the sediment zone. The Coefficient of Variation (CV = St.Dev./Mean) is less than 1.5 illustrating limited outliers and making Ordinary Kriging (OK) an appropriate estimation method.

Table 11.2: Composite Statistics for Lithium

Zone	No. of Samples	Min (ppm)	Max (ppm)	Mean (ppm)	St. Dev.	CV
Colluvium	93	21	929	157	205	1.31
Sediments	3,665	14	3,940	1,144	709	0.62
Basement	448	27	794	122	74	0.61

Note: St.Dev = standard deviation

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Table 11.3: Composite Statistics for Potentially Deleterious Elements within the Sediment Zone

Element (%)	No. of Samples	Min (ppm)	Max (ppm)	Mean (ppm)	St. Dev.	CV
Al	3,665	0.77	8.00	4.26	1.07	0.25
Ca	3,665	0.19	19.78	4.78	2.47	0.52
K	3,665	0.19	6.44	3.01	1.02	0.34
Mg	3,665	0.08	10.15	3.43	1.84	0.54
Na	3,665	0.08	6.22	1.55	0.86	0.55

Note: St.Dev = standard deviation

Analysis of grades by individual units shows that most units appear quite different on average, but there is substantial overlap of grade between units, as shown in the boxplots in Figure 11.3. Higher grade stratigraphic Units are 4, 6, 8, and 10.

Source: HSC, 2025

Figure 11.3: Lithium (left) and Magnesium (right) Boxplots by Unit

11.4	Density

There is a total of 109 density measurements taken on available samples using both caliper and waxed immersion methods. Outlier measurements greater than 2.00 t/m3 were capped and compared. Table 11.4 shows the more recent measurements are similar to those determined by the caliper method; however, the 2021 measurements are higher. Figure 11.4 compares the trimmed data sets by depth. As there is no obvious reason why the 2021 samples have higher densities, this could reflect local variability. The 2021 holes are all located on the rise to the northeast of the central drainage, while the earlier and later holes have a wider geographic distribution.

A formula relating density to depth was applied to the block model, which averages the regressions of the data sets and capped to a maximum of 2.00 t/m3:

A nominal density of 2.70 t/m3 was assigned to the basalt basement unit.

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Table 11.4: Summary of Density Measurements

Density	Units	Untrimmed			Trimmed
		Caliper	Waxed Immersion (2021)	Waxed Immersion (2022)	Caliper	Waxed Immersion (2021)	Waxed Immersion (2022)
Samples	No.	33	41	35	31	37	29
Min	t/m3	1.28	1.30	1.24	1.28	1.30	1.24
Max	t/m3	2.30	2.21	2.57	1.81	1.95	1.82
Average	t/m3	1.54	1.68	1.62	1.50	1.63	1.50

Source: HSC, 2025

Figure 11.4: Comparison of Density Data Sets by Depth

11.5	Variography

A single variogram map of lithium grades for the sediment zone shows a mineralization trend in the northwest-southeast direction coinciding with the drainage direction in the claim area.

A variogram was modeled with a rotation of 45° clockwise around the Z-axis. A three structured exponential model was fitted to the experimental variogram defined by the parameters in Table 11.5.

Variogram parameters for the potentially deleterious elements were broadly similar to those for lithium.

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Table 11.5: Lithium Variogram Parameters

Structure	Variance	X Range (m)	Y Range (m)	Z Range (m)
Nugget	0.10	-	-	-
Exponential 1	0.50	450	400	15
Exponential 2	0.20	1,000	700	15
Exponential 3	0.20	3,500	3,200	15

Source: HSC, 2026

Figure 11.5: Directional Variograms: Top left = Down Hole, Top Right = Northeast-Southwest, Bottom = Northwest-Southeast

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	11-6

11.6	Estimation

The block model is defined by the parameters in Table 11.6. The block model parent size is 200 m (X) x 200 m (Y) x 5 m (Z) with a minimum sub-block size of 40 m (X) x 40 m (Y) x 1.0 m (Z). The block model was limited to the northern part of the Property defined by the lode claims where drilling has focused.

Table 11.6: Block Model Set Up

Parameter	X	Y	Z
Origin	405,650	4,648,800	1,370
Maximum	416,050	4,657,600	1,760
Parent Block Size (m)	200	200	5
Min Sub-block Size (m)	40	40	1
Number of blocks	52	44	78

All grades were estimated using OK constrained within the various lake sedimentary units. The regularized model combined sub-blocks across unit boundaries to produce a regular parent block model within the lake sediment zone. A dynamic search was used for the sedimentary units, with the local orientation defined by the top of Unit 5, while the basement was flattened to the top of the unit. The colluvium used a fixed search dipping 2° to the northeast.

Estimates for the sedimentary units used a three-pass search strategy, outlined in Table 11.7. The search ranges are guided by the drill hole spacing and variogram model anisotropy with sample selection constrained by geological unit. A minimum of two holes was required to estimate blocks. Estimates were discretized over 5 x 5 x 3 points within each block.

Table 11.7: Search Strategy

		Search (m)			No. Samples
Search Pass	X	Y	Z	Minimum	Maximum	Max/Hole
1	750	750	6	12	24	6
2	1,500	1,500	12	12	24	6
3	6,000	6,000	48	8	24	6

11.7	Validation

The grade models were validated by visually comparing the block grades with the drill holes, performing a statistical analysis, generating swath plots, and with grade-tonnage data.

Visual comparison of block and drill hole grades showed reasonable agreement in all areas examined and no obvious evidence of excessive smearing of high-grade assays. Artefacts are observed along the western boundary resulting in flaring out of Unit 9 to thicknesses larger than typically observed.

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	11-7

Source: HSC, 2025

Note: 10x vertical exaggeration. Collar locations are shown in Figure 6.3.

Figure 11.6: Oblique Section Showing Estimated Lithium Grades and Composites (Upper = Constrained; Lower = Regularized)

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	11-8

Source: HSC, 2025

Note: 10x vertical exaggeration. Collar locations are shown in Figure 6.3.

Figure 11.7: North-South Section Looking West Showing Estimated Lithium Grades and Composites (Upper = Constrained; Lower = Regularized)

Comparisons of summary statistics for composite and block grades for the sediment zone in the constrained model are presented in Table 11.8 by estimation pass. The composite statistics are length weighted but not declustered, while the block grades are volume weighted.

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	11-9

Table 11.8: Sample and Block Lithium Grade Comparison – Sediment Zone

Data	Number	Min (ppm)	Max (ppm)	Mean (ppm)	St. Dev.	CV
Samples	3,690	14	3,940	1,146	716	0.62
Estimation Pass1	8,431	142	2,715	1,285	410	0.32
Estimation Pass2	33,533	145	2,702	1,038	376	0.36
Estimation Pass 1&2	41,964	142	2,715	1,111	402	0.36

Note: St.Dev = standard deviation

The average sample grade falls between the average block grades for estimation passes 1 and 2, with a CV around half that of the samples. This is considered a good result given the spatial distribution of samples and blocks. The lower CVs for the blocks are expected due to the smoothing effect of estimation and the change from sample size to block size support.

Figure 11.8 to Figure 11.10 show swath plots for the lake sediment zone, generated using available composites and blocks for Pass 1 and 2 only in the constrained model. The block model grades are a reasonable representation of a smoothed version of the composite grades, allowing for data clustering.

Source: HSC, 2026

Note: Number of blocks have been divided by 10

Figure 11.8: Swath Plot – Easting

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	11-10

Source: HSC, 2026

Note: Number of blocks have been divided by 10

Figure 11.9: Swath Plot – Northing

Source: HSC, 2026

Note: Number of blocks have been divided by 10

Figure 11.10: Swath Plots – Elevation

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	11-11

The grade-tonnage curves for the indicated and inferred blocks in the sediment zone show a smooth and logical transition from one cut-off grade to the next (Figure 11.11), with no obvious anomalous kinks or plateaus that would be indicative of estimation issues.

Source HSC, 2026

Figure 11.11: Grade-Tonnage Curves for Indicated and Inferred Blocks

11.8	Classification

Mineral resources were classified based on consideration of data quality and sample spacing, as well as geological and grade continuity.

Indicated mineral resources are confined to an area of closer-spaced drilling, with holes nominally drilled 400 m apart.

Inferred mineral resources are restricted to blocks within 1,000 m of the nearest hole.

All mineral resources are within 200 m of surface, with at least two holes and 12 samples required to inform these blocks.

Based upon the generally observed continuity in the deposit, the HSC QP has a reasonable expectation that the majority of inferred mineral resources could be upgraded to indicated or measured mineral resources with additional infill drilling.

All geological uncertainties were considered in the final classification of the mineral resource estimates.

Figure 11.12 and Figure 11.13 presents a plan and section, respectively of the classified blocks above 1,000 ppm lithium within the mineral resource pit.

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	11-12

Source: HSC, 2026

Note:	Black line = claim boundary; purple line = mineral resource pit; magenta line = section line; red = indicated mineral resources > 1,000 ppm Li; green = inferred mineral resources > 1,000 ppm Li

Figure 11.12: Resource Classification in Plan

Source: HSC, 2026

Note:	10x vertical exaggeration; black line = claim boundary; purple line = mineral resource pit; magenta line = section line; green line = topography; red = indicated mineral resources > 1,000 ppm Li; green = inferred mineral resources > 1,000 ppm Li

Figure 11.13: Resource Classification in A-A’ Section

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	11-13

11.9	Commodity Pricing

The long-term lithium carbonate price assumption of $24,000/t used in this initial assessment was provided by the issuer, based on its internal market outlook and benchmarking against peer companies operating in the lithium sector. The HSC QP has reviewed HiTech’s basis for this assumption and it appears reasonable and appropriate for this initial assessment under S-K 1300. This long-term forecast price has been applied over the approximate 60 year mine life that would be required to deplete this mineral resource.

This price is considered reasonable for evaluating a long-life mining project, as it lies within the range of publicly available long-term market outlooks and is broadly consistent with historical pricing trends and peer-group assumptions.

11.10	Reasonable Prospects for Economic Extraction

Reasonable prospects for economic extraction was determined using a pit that was optimized using the Lerchs-Grossman algorithm provided in Geovia Whittle software. The pit optimization analysis used the technical and economic parameters summarized in Table 11.9.

The unit costs have been applied over the approximate 60-year mine life that would be required to deplete this mineral resource.

Table 11.9: Pit Optimization Inputs

Parameter	Units	Value
Lithium Carbonate Price	$/t	24,000
Conversion factor lithium to lithium carbonate	-	5.323
Mining Cost	$/t (mill feed dry)	7.08
Process Cost	$/t (mill feed dry)	79.54
G&A Cost	$/t (mill feed dry)	3.76
Disposal Cost	$/t (mill feed dry)	7.46
Overall Process Recovery Unit 10%		69.8
Overall Process Recovery Unit 8%		80.3
Overall Process Recovery Unit 6%		84.6
Overall Process Recovery Unit 4%		89.5
Overall Slope Angle	Degrees	42 (Weathered) 49 (Fresh)

Note: Basis of cost estimates:

1.	Mining – open pit mining using conventional truck and shovel and majority of material assumed to be free dig.

2.	Process – process assumes beneficiation by attrition and/or flotation, acid leaching, ion exchange, lithium crystallization and waste management via filtered stack.

3.	G&A – assumed 3.5-3.7 Mt/a process rate.

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	11-14

11.10.1	Cut-off Grade

The treatment plant breakeven cut-off grade was calculated to demonstrate a theoretical break-even point for mineral resources. The long-term metal price of $24,000/t LCE was converted to an equivalent price for elemental lithium (expressed as a per ppm value), using the following formula:

Where:	Metal Price Lithium	=	Price for Lithium metal ($/ppm Li)

	Metal Price LCE	=	Price for LCE ($/t LCE)

	5.323	=	Conversion factor from Li to LCE

The equivalent lithium price is $0.127/ppm or $127,700/t. The Li to LCE conversion factor is calculated by a ratio of atomic mass of Li2CO3 versus atomic mass of Li2:

A theoretical, calculated cut-off was determined by:

Where:	Treatment Plant Costs	=	Processing costs ($/t mill feed)

	Metal Price	=	Product Price ($0.127/ppm Li)

	Royalty	=	none

	Recovery	=	Metallurgical Recovery (%)

Separate economic break-even grades were calculated for each sediment unit using the parameters listed in Table 11.10. Table 11.10 presents the breakeven cut-off grades for each unit mineralized unit considered. Due to the expected long mine life, an elevated cut-off of 1,000 ppm Li was used for the in-situ mineral resource estimate.

Table 11.10: Calculated Break-even Cut-off Grades by Unit

Sedimentary Unit	Cut-off Grade (ppm Li)
Unit 10	908
Unit 8	868
Unit 6	857
Unit 4	833

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	11-15

11.11	Mineral Resource Statement

Mineral resources are defined using a lithium cut-off grade of 1,000 ppm assuming open pit mining methods and are classified in accordance with the definitions in S-K 1300. The point of reference for the mineral resource estimate is in-situ. Mineral resources are summarized in Table 11.11. There are no mineral reserves on the Property.

Table 11.11: Mineral Resource Estimate (above 1,000 ppm Li cut-off grade)

Class	Tonnes (Mt)	Li (ppm)	Contained LCE (Mt)
Indicated	1,030	1,450	7.9
Inferred	1,440	1,320	10.1

Notes:

1.	The mineral resource is current as of May 1, 2026 and was prepared by an HSC QP.

2.	Mineral resources were prepared in accordance with the definitions in S-K 1300. No mineral reserves have been estimated on the Property.

3.	Inferred mineral resource estimates are considered too speculative geologically to have modifying factors applied to them that would enable them to be categorized as mineral reserves.

4.	Mineral resources are reported in-situ (point of reference).

5.	Mineral resources are constrained by an open pit shell at an elevated cut-off grade of 1,000 ppm lithium using the following assumptions: lithium carbonate price of $24,000/t; mining cost of $7.08/t dry; process costs of $79.54/t mill feed dry; G&A cost of $3.76/t; disposal costs of $7.46/t mill feed dry; 89.5% process recovery for Unit 4, 84.6% process recovery for Unit 6, 80.39% process recovery for Unit 8 and 69.8% process recovery for Unit 10; overall slope angle of 42-49 degrees.

6.	HiTech’s attributable interest is 100% of the tonnage and contained metal stated in the table.

7.	Figures may not sum due to rounding.

8.	LCE is lithium carbonate equivalent and the conversion factor for lithium to LCE is 5.323.

11.12	Mineral Resource Uncertainty Discussion

Mineral resource estimates may be materially affected by the quality of data, natural geological variability of mineralization and/or metallurgical recovery and the accuracy of the economic assumptions supporting reasonable prospects for economic extraction over the long-expected duration of any future mining operation, including commodity prices, mining costs, process costs, and G&A costs.

11.13	QP Opinion Statement

In the opinion of the HSC QP, all relevant technical and economic factors likely to influence the prospect of economic extraction can be resolved with further work.

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	11-16

12.	Mineral Reserve Estimates

This Section is not applicable to this TRS.

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13.	Mining Methods

This Section is not applicable to this TRS.

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	13-1

14.	Process and Recovery Methods

This Section is not applicable to this TRS.

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	14-1

15.	Infrastructure

This Section is not applicable to this TRS.

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	15-1

16.	Market Studies

This Section is not applicable to this TRS.

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	16-1

17.	Environmental Studies, Permitting, and Plans, Negotiations, or Agreements with Local Individuals or Groups

This Section is not applicable to this TRS.

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	17-1

18.	Capital and Operating Costs

This Section is not applicable to this TRS.

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	18-1

19.	Economic Analysis

This Section is not applicable to this TRS.

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	19-1

20.	Adjacent Properties

20.1	Thacker Pass

Lithium Americas Corp.’ s Thacker Pass lithium project is currently under construction at the southern end of the McDermitt caldera, located around 30 km south of the McDermitt Project in Humboldt County, northern Nevada. Thacker Pass is located in similar lake sediments to McDermitt, although it is not known whether these correlate directly with the mineralized units at McDermitt (Figure 20.1).

Source: HiTech, 2026

Figure 20.1: McDermitt Caldera

The mineral resource estimate for the Thacker Pass deposit is summarized in Table 20.1 and the mineral reserve statement is presented in Table 20.2. Mineral resources have been classified in accordance with the S-K 1300 definitions. This mineral resource estimate uses a cut-off grade of 858 ppm lithium (assuming $29,000/t lithium carbonate), similar to the calculated break-even cut-off grades for the McDermitt Project.

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	20-1

Table 20.1: Mineral Resource Estimate Exclusive of Mineral Reserves

Class	Mt	ppm Li	Mt LCE
Measured	277	2,180	3.2
Indicated	2,397	2,060	26.3
Measured + Indicated	2,674	2,070	29.5
Inferred	1,982	2,070	21.6

Table 20.2: Mineral Reserve Statement for Thacker Pass

Class	Mt	ppm Li	Mt LCE
Probable	787	2,320	9.7
Proven	270	3,180	4.5
Proven + Probable	1,057	2,540	14.3

The source of this information is S-K 1300 Technical Report Summary on the Thacker Pass Project, Humboldt County, Nevada, USA, December 31, 2024 (SGS, 2024).

The HSC QP has been unable to verify this information, and this information is not necessarily indicative of the mineralization on the Property that is the subject of this Report. Neither HiTech, US Elemental, nor any of their affiliates holds any legal, financial, or other interest in the Thacker Pass project.

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	20-2

21.	Other Relevant Data and Information

Fluor and HSC are not aware of any additional information or explanation necessary to make the Report understandable and not misleading.

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	21-1

22.	Interpretations and Conclusions

22.1	Mineral Tenure, Surface Rights and Encumbrances

The Project area is fully covered by lode claims and partially by placer claims, and there is some uncertainty as to which claim type is most appropriate for the different aspects of the McDermitt Project.

The entire Project is located on BLM lands that are covered by grazing leases.

22.2	Geology and Mineralization

The geology and mineralization are well understood with good correlation between the existing drill holes. The mineralization within the volcanogenic clays in the McDermitt Project area is sub-horizontal with consistent grades over large lateral distances.

22.3	Exploration Data

Exploration data has been collected using appropriate methods and adequate QA/QC controls such that the information is suitable to support the mineral resource estimate.

22.4	Mineral Resource Estimates

The mineralization is at or near surface, of economic grade and suited to open-pit mining operations that can be free dug without blasting using conventional mining equipment.

The mineral resource estimate comprises 1,030 Mt of indicated mineral resource averaging 1,450 ppm Li for 7.9  Mt of lithium carbonate equivalent and 1,440 Mt of inferred mineral resource averaging 1,320 ppm Li for 10.1 Mt lithium carbonate equivalent. An elevated cut-off grade of 1,000 ppm Li and a constraining pit shell were used to establish reasonable prospects of economic extraction.

22.5	Mineral Processing and Metallurgical Testing

The metallurgical testwork evaluated multiple process options for lithium extraction and lithium carbonate production. The results indicate that an acid leach with beneficiation flowsheet represents the preferred process route and is broadly consistent with flowsheet designs adopted by more advanced lithium projects in the region. The assumed process method incorporates a purification stage to remove impurities, followed by lithium carbonate precipitation.

22.6	Opportunities

22.6.1	Metallurgical Testwork

Metallurgical testwork suggests the potential for the production of agricultural-grade magnesium sulfate (Epsom salt), magnesium metal, or other related magnesium products as potential value-additive by-products. Additional metallurgical testwork is required to confirm product specifications and recoveries and support evaluations to assess the technical economic viability of producing magnesium by-products.

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	22-1

22.7	Risks

22.7.1	Legal

The following legal and permitting risks have been identified:

■	Because of the ambiguity regarding whether a lode claim or a placer claim is appropriate for sedimentary hosted lithium deposits such as the type covered by the Property, additional claims may need to be staked to cover portions of the Property to suit mine planning.

■	The McDermitt Project will require numerous Federal, State, and Local permits. As is common with all large mining projects in the US there is expected to be active opposition and legal challenges to the project. Two appeals have been lodged against the EPO permit, one in District Court and a second that is progressing through the Interior Board of Land Appeals.

22.7.2	Metallurgical Testwork

The following risks associated with metallurgical recovery have been identified:

■	The assumption of an estimated 2% lithium loss applied to the overall process recovery to account for impurity removal and lithium carbonate production unit operations has not yet been verified through dedicated testwork or detailed analysis.

■	Actual lithium losses may exceed the estimate under certain operating conditions given the substantial removal of magnesium and other constituents required to achieve battery-grade product specifications.

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	22-2

23.	Recommendations

23.1	Summary

The QPs make the following recommendations to advance the McDermitt Project.

23.2	Geology and Mineral Resources

The following work programs and modifications are recommended for future evaluations:

■	Obtain legal advice on appropriate use of mining claims to support advanced mining studies

■	Acquire blanks quality control material that is devoid of lithium

■	Investigate species of zeolite minerals in core samples to confirm characteristics

■	Upgrade confidence classification by infill drilling:

■	50 RC holes at 200 m with all-in drilling cost of $200/m

■	50 core holes at 200 m with all-in drilling cost of $300/m

■	Collect and perform strength-test on geotechnical samples

■	Include magnesium in the mineral resource estimate.

The total estimated cost is $5.2 million.

23.3	Metallurgical Testwork

The following metallurgical testwork is recommended using fresh and existing core:

■	Investigate opportunities to reduce consumption of neutralizing reagents (lime/limestone)

■	Investigate the MgSO₄ evaporation and crystallization unit operations to optimize crystal formation while minimizing lithium losses

■	Assess the opportunity to recover MgSO₄ or other magnesium by-products as a saleable product

■	Conduct variability testing across a range of feed compositions.

The total estimated cost is $0.5 million.

23.4	Initial Assessment on the Economic Viability of Mineral Resources

Complete an initial assessment of the economic viability of mineral resources.

Estimated cost is $0.2 million.

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	23-1

23.5	Cost Summary of Recommended Work

The cost estimate for recommended work programs is summarized in Table 23.1.

Table 23.1: Recommended Works Budget

Item	Cost ($ million)
Geology and Mineral Resources	5.2
Metallurgical Testwork	0.5
Initial Assessment	0.2
Total	5.9

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	23-2

24.	References

Benson, T.R., Coble, M.A., Dilles, J.H., 2023. Hydrothermal enrichment of lithium in intracaldera illite-bearing claystones, Science Advances, 9.

BLM, 2020. Thacker Pass Lithium Mine Project, Final Environmental Impact Statement, Appendix P, Water Quality and Quantity Impacts Report, Revision 1.

Castor, S.B., Henry, C.D., 2020. Lithium-Rich Claystone in the McDermitt Caldera, Nevada, USA: Geologic, Mineralogical, and Geochemical Characteristics and Possible Origin. Minerals, Vol 10, Issue 68(1).

Cube Consulting, 2024. Jindalee Lithium Limited – McDermitt Lithium Project, Pre-Feasibility Study – Mining, September 2024.

Geology and evolution of the McDermitt caldera, northern Nevada and southeastern Oregon, USA.

Geosphere, 13, 1066–1112.

Glanzman, R.K., McCarthy, J.H., Rytuba, J.J., 1978. Lithium in the McDermitt caldera, Nevada and Oregon. Energy, Vol 3, Issue 3, 347-353.

Glanzman, R.K., Rytuba, J.J., 1979. Zeolite-clay mineral zonation of volcaniclastic sediments within the McDermitt caldera complex of Nevada and Oregon. United States Geological Survey Open-File Report 79-1668, 25 pages. https://pubs.er.usgs.gov/publication/ofr791668

Henry, C.D.; Castor, S.B.; Starkel, W.A.; Ellis, B.S.; Wolff, J.A.; Laravie, J.A.; McIntosh, W.C.; Heizler, M.T., 2017.

Jindalee Lithium Limited, 2023. McDermitt Mineral Resource Estimate Update, ASX announcement, 27 February 2023.

Jindalee Lithium Limited, 2024. McDermitt PFS Demonstrates Multi-Decade Competitive Source of US Lithium Carbonate, ASX announcement, 19 November 2024.

Joint Ore Reserves Committee (JORC), 2012. Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code), 2012 Edition. The Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists, and Minerals Council of Australia.

SGS, 2024. S-K 1300 Technical Report Summary on the Thacker Pass Project, Humboldt County, Nevada, USA.

Watts, K.E., 2025. Lithium from magma to mine in an early Yellowstone caldera. Geology, Vol 53, Number 7.

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25.	Reliance on Information Provided by Registrant

25.1	Legal Matters

The HSC QP has fully relied on information supplied by HiTech for information related to mineral rights, surface land use, royalties, and permitting.

This information is used in Section 3 for property description, mineral rights, surface land use, royalties and permitting and also used in consideration of reasonable prospects of economic extraction and the declaration of mineral resources in Section 11.

The HSC QP considers it reasonable to rely on this information as HiTech (as Jindalee) have been managing the permitting and property for the Project since 2018.

25.2	Environmental

The HSC QP has fully relied on information supplied by HiTech for information related environmental baseline studies and Native American heritage.

This information is used in Section 3.

The HSC QP considers it reasonable to rely on this information as HiTech (as Jindalee) have been managing the environmental affairs of the Project since 2018.

25.3	Marketing

The HSC QP has fully relied on information supplied by HiTech for information related to the lithium price.

This information is used to establish reasonable prospects of eventual economic extraction in Section 11.

The HSC QP considers it reasonable to rely on this information as HiTech has been using current publicly available information from similar lithium projects.

McDermitt Lithium Project S-K 1300 Technical Report Summary on the Initial Assessment May 2026	25-1